                                                       REGISTRATION NO. 33-62795

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM S-6



             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
        SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                             --------------------

                       NATIONWIDE VLI SEPARATE ACCOUNT-2
                             (EXACT NAME OF TRUST)


                       NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                              GORDON E. MCCUTCHAN
                                   SECRETARY
                              ONE NATIONWIDE PLAZA
                             COLUMBUS, OHIO  43216
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ---------------------

      Title and amount of securities being registered: Single premium variable life insurance policies. Such policies are not issued in predetermined amounts or units.

      The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500.00 accompanies this registration.

      Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[  ]  Check box if it is proposed that this filing will become effective on
(date) at (time) pursuant to Rule 487.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                 1 of 87                               REDLINED

                       CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                            CAPTION IN PROSPECTUS
-----------                            ---------------------
 1  . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
                                       The Variable Account
 2  . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
 3  . . . . . . . . . . . . . . . . .  Custodian of Assets
 4  . . . . . . . . . . . . . . . . .  Distribution of The Policies
 5  . . . . . . . . . . . . . . . . .  The Variable Account
 6  . . . . . . . . . . . . . . . . .  Not Applicable
 7  . . . . . . . . . . . . . . . . .  Not Applicable
 8  . . . . . . . . . . . . . . . . .  Not Applicable
 9  . . . . . . . . . . . . . . . . .  Legal Proceedings
10  . . . . . . . . . . . . . . . . .  Information About The Policies; How
                                       The Cash Value Varies; Right to
                                       Exchange for a Fixed Benefit Policy;
                                       Reinstatement; Other Policy
                                       Provisions
11  . . . . . . . . . . . . . . . . .  Investments of The Variable Account
12  . . . . . . . . . . . . . . . . .  The Variable Account
13  . . . . . . . . . . . . . . . . .  Policy Charges
                                       Reinstatement
14  . . . . . . . . . . . . . . . . .  Underwriting and Issuance - Premium
                                       Payments
                                       Minimum Requirements for Issuance
                                       of a Policy
15  . . . . . . . . . . . . . . . . .  Investments of the Variable Account;
                                       Premium Payments
16  . . . . . . . . . . . . . . . . .  Underwriting and Issuance -
                                       Allocation of Cash Value
17  . . . . . . . . . . . . . . . . .  Surrendering The Policy for Cash
18  . . . . . . . . . . . . . . . . .  Reinvestment
19  . . . . . . . . . . . . . . . . .  Not Applicable
20  . . . . . . . . . . . . . . . . .  Not Applicable
21  . . . . . . . . . . . . . . . . .  Policy Loans
22  . . . . . . . . . . . . . . . . .  Not Applicable
23  . . . . . . . . . . . . . . . . .  Not Applicable
24  . . . . . . . . . . . . . . . . .  Not Applicable
25  . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
26  . . . . . . . . . . . . . . . . .  Not Applicable
27  . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
28  . . . . . . . . . . . . . . . . .  Company Management
29  . . . . . . . . . . . . . . . . .  Company Management
30  . . . . . . . . . . . . . . . . .  Not Applicable
31  . . . . . . . . . . . . . . . . .  Not Applicable
32  . . . . . . . . . . . . . . . . .  Not Applicable
33  . . . . . . . . . . . . . . . . .  Not Applicable
34  . . . . . . . . . . . . . . . . .  Not Applicable
35  . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
36  . . . . . . . . . . . . . . . . .  Not Applicable
37  . . . . . . . . . . . . . . . . .  Not Applicable
38  . . . . . . . . . . . . . . . . .  Distribution of The Policies
39  . . . . . . . . . . . . . . . . .  Distribution of The Policies
40  . . . . . . . . . . . . . . . . .  Not Applicable
41(a) . . . . . . . . . . . . . . . .  Distribution of The Policies
42  . . . . . . . . . . . . . . . . .  Not Applicable
43  . . . . . . . . . . . . . . . . .  Not Applicable
44  . . . . . . . . . . . . . . . . .  How The Cash Value Varies
45  . . . . . . . . . . . . . . . . .  Not Applicable


N-8B-2 ITEM                            CAPTION IN PROSPECTUS
-----------                            ---------------------
46  . . . . . . . . . . . . . . . . .  How The Cash Value Varies
47  . . . . . . . . . . . . . . . . .  Not Applicable
48  . . . . . . . . . . . . . . . . .  Custodian of Assets
49  . . . . . . . . . . . . . . . . .  Not Applicable
50  . . . . . . . . . . . . . . . . .  Not Applicable
51  . . . . . . . . . . . . . . . . .  Summary of The Policies; Information
                                       About The Policies
52  . . . . . . . . . . . . . . . . .  Substitution of Securities
53  . . . . . . . . . . . . . . . . .  Taxation of The Company
54  . . . . . . . . . . . . . . . . .  Not Applicable
55  . . . . . . . . . . . . . . . . .  Not Applicable
56  . . . . . . . . . . . . . . . . .  Not Applicable
57  . . . . . . . . . . . . . . . . .  Not Applicable
58  . . . . . . . . . . . . . . . . .  Not Applicable
59  . . . . . . . . . . . . . . . . .  Financial Statements

                       NATIONWIDE LIFE INSURANCE COMPANY
                                  Home Office
                                P.O. Box 182150
                              One Nationwide Plaza
                           Columbus, Ohio  43218-2150
                       (800) 547-7548, TDD (800) 238-3035

          MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES*
                 ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-2

The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on the Insured named in the Policy. The Policies may also provide a Cash Surrender Value if the Policy is surrendered during the lifetime of the Insured. The Death Benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-2 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus may meet the definition of a "modified endowment contract" under Section 7702A of the Internal Revenue Code (the "Code"). The Code provides for taxation in the same manner as annuities for surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code also provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59 1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code. (See "Tax Matters.")

It may not be advantageous to replace existing insurance with Policies described in this prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy. The Policies may not be advantageous for persons who may wish to make policy loans or withdrawals prior to attaining age 59 1/2. (See "Tax Matters.")

*The contract is titled a "Flexible Premium Variable Life Insurance Policy" in Texas.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

The Policy Owner may allocate premiums and Cash Value to one or more of the sub-accounts of the Variable Account and the Fixed Account. The assets of each sub-account will be used to purchase, at net asset value, shares of a designated underlying Mutual Fund in the following series of the underlying variable account Mutual Fund options:

DREYFUS                                                  OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  -Dreyfus Stock Index Fund                                -Bond Fund
  -Dreyfus Socially Responsible Growth Fund                -Global Securities Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:                 -Multiple Strategies Fund
                                                           -High Income Portfolio**                    STRONG SPECIAL FUND II, INC.:
  -Equity-Income Portfolio                                 -Special Fund II
  -Growth Portfolio                                      STRONG VARIABLE INSURANCE FUNDS, INC.:
  -Overseas Portfolio                                      -International Stock Fund II
                                                         FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:     -Discovery Fund II, Inc.
  -Asset Manager Portfolio                               TCI PORTFOLIOS, INC.:
  -Contrafund Portfolio                                    -TCI Growth
NATIONWIDE SEPARATE ACCOUNT TRUST:                         -TCI Balanced
  -Capital Appreciation Fund                               -TCI International
  -Money Market Fund                                     VAN ECK WORLDWIDE INSURANCE TRUST:
  -Government Bond Fund                                    -Gold and Natural Resources Fund
    -Small Company Fund
    -Total Return Fund


NEUBERGER & BERMAN ADVISERS MANAGEMENT                    VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST
TRUST:                                                      -American Capital Real Estate Securities Fund
  -Limited Maturity Bond Portfolio                        WARBURG PINCUS TRUST
  -Growth Portfolio                                         -International Equity Portfolio
  -Partners Portfolio                                       -Small Company Growth Portfolio


**The High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.

The Company (Nationwide Life Insurance Company) guarantees that the Death Benefit for a Policy will never be less than the Specified Amount stated on the Policy data pages as long as the Policy is in force. There is no guaranteed Cash Surrender Value. If the Cash Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse.

This prospectus generally describes only that portion of the Cash Value allocated to the Variable Account. For a brief summary of the Fixed Account Option, see "The Fixed Account Option."

                The date of this Prospectus is January 1, 1996.

                              GLOSSARY OF TERMS

ATTAINED AGE- The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Cash Value.

BENEFICIARY- The person to whom the proceeds due on the Insured's death are paid.

CASH VALUE- The sum of the value of Policy assets in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE- The Policy's Cash Value, less any indebtedness under the Policy, less any Surrender Charge.

CODE- The Internal Revenue Code of 1986, as amended.

DEATH PROCEEDS- Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force.

FIXED ACCOUNT- An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT- All assets of the Company other than those of the Variable Account or those of other separate accounts that have been or may be established by the Company.

GUIDELINE SINGLE PREMIUM- The amount of single premium calculated in accordance with the provisions of the Code. It represents the single premium required to mature the Policy under guaranteed mortality and expense charges, and an interest rate of 6%.

INSURED- The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE- The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DATE- The same day as the Policy Date for each succeeding month.

MUTUAL FUNDS- The underlying mutual funds which correspond to the sub-accounts of the Variable Account.

NET ASSET VALUE- The worth of one share of a Mutual Fund as calculated at the end of a business day. Net Asset Value is computed by adding the value of all portfolio holdings, plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

POLICY ANNIVERSARY- An anniversary of the Policy Date.

POLICY CHARGES- All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE- The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT- The Portion of the Cash Value which results from Policy Loans.

POLICY OWNER- The person designated in the Policy application as the Owner.

POLICY YEAR- Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

SPECIFIED AMOUNT- A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Policy Data Page.

SURRENDER CHARGE- An amount deducted from the Cash Value if the Policy is surrendered.

VALUATION DATE- Each day both the New York Stock Exchange and the Company's Home Office is open for business or any other day during which there is a sufficient degree of trading such that the current net asset value of the Accumulated Units might be materially affected.

VALUATION PERIOD- A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- Nationwide VLI Separate -2, a separate investment account of Nationwide Life Insurance Company.

                              TABLE OF CONTENTS

GLOSSARY OF TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
SUMMARY OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     Variable Life Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     The Variable Account and its Sub-Accounts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     The Fixed Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     Deductions and Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
     Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
NATIONWIDE LIFE INSURANCE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
THE VARIABLE ACCOUNT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
     Investments of the Variable Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
     Dreyfus  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
     Fidelity's Variable Insurance Products Fund  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
     Fidelity's Variable Insurance Products Fund II . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
     Nationwide Separate Account Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
     Neuberger & Berman Advisers Management Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     Oppenheimer Variable Account Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
     Strong Special Fund II, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
     Strong Variable Insurance Funds, Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
     TCI Portfolios, Inc., a member of the Twentieth Century Family of Mutual Funds . . . . . . . . . . . . . . . 12
     Van Eck Worldwide Insurance Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     Van Kampen American Capital Life Investment Trust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
     Warburg Pincus Trust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     Reinvestment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
     Dollar Cost Averaging  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     Substitution of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
     Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
INFORMATION ABOUT THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     Underwriting and Issuance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     -Minimum Requirements for Issuance of a Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     -Premium Payments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     -Allocation of Cash Value. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
     -Short-Term Right to Cancel Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
POLICY CHARGES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     Deductions from Premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     Monthly Deductions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     -Cost of Insurance Charge. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     -Administrative Expense Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
     -Tax Expense Charge. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     -Mortality and Expense Risk Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
     Surrender Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
HOW THE CASH VALUE VARIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     How the Investment Experience is Determined  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Valuation of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Determining the Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
     Valuation Periods and Valuation Dates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
SURRENDERING THE POLICY FOR CASH  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Right to Surrender . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Cash Surrender Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Partial Surrenders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
     Maturity Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     Income Tax Withholding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
POLICY LOANS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     Taking a Policy Loan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     Effect on Investment Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
     Effect on Death Benefit and Cash Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
     Repayment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
HOW THE DEATH BENEFIT VARIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22


     -Calculation of the Death Benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
     -Proceeds Payable on Death  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
CHANGES OF INVESTMENT POLICY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
GRACE PERIOD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
REINSTATEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
THE FIXED ACCOUNT OPTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
OTHER POLICY PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
     Policy Owner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
     Beneficiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
     Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
     Incontestability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     Error in Age or Sex . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     Suicide . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     Nonparticipating Policies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
LEGAL CONSIDERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
DISTRIBUTION OF THE POLICIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
CUSTODIAN OF ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
TAX MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     Policy Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
     Taxation of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
     Other Considerations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
COMPANY MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
     Directors of the Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
     Executive Officers of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
OTHER CONTRACTS ISSUED BY THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
STATE REGULATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
REPORTS TO POLICY OWNERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
ADVERTISING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
LEGAL PROCEEDINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
REGISTRATION STATEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
APPENDIX . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  42


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                           SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") are similar in many ways to fixed-benefit whole life insurance. As with fixed-benefit whole life insurance, the Owner of the Policy pays a premium for life insurance coverage on the person insured. Also like fixed-benefit whole life insurance, the Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime. (As with fixed-benefit whole life insurance, the Cash Surrender Value during the early Policy years may be substantially lower than the premiums paid.)

However, the Policies differ from fixed-benefit whole life insurance in several respects. Unlike fixed-benefit whole life insurance, the Death Benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account sub-accounts or the Fixed Account to which Cash Values are allocated. (See "How the Death Benefit Varies.") There is no guaranteed Cash Surrender Value. (See "How the Cash Value Varies.") If the Cash Surrender Value is insufficient to pay Policy Charges, the Policy will lapse.

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Cash Value in the Nationwide VLI Separate Account-2 and/or the Fixed Account (the "Variable Account") at the time the Policy is issued. The Policy Owner selects the sub-accounts of the Variable Account into which the Cash Value will be allocated. (See "Allocation of Cash Value.") When the Policy is issued, the Policy's Premium Payments not allocated to the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Fund until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. (See "Short-Term Right to Cancel Policy.") Assets of each sub-account are invested at net asset value in shares of a corresponding underlying Mutual Fund option. For a description of the underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account." The Policy Owner also can have Cash Value allocated to the Fixed Account.

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the Cash Value of the Policy. These charges are made for administrative expenses, state premium taxes, federal taxes, providing life insurance protection and assuming the mortality and expense risks.

The Company deducts a monthly charge for the cost of insurance, administrative charges, premium tax, and federal tax from the Policy's Cash Value attributable to the Variable Account and Fixed Account. The Company also deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge to provide for mortality and expense risks. For Policies which are surrendered in the first 9 Policy Years, the Company deducts a Surrender Charge not to exceed 10% of the initial Premium Payment. This includes a charge for deferred sales expenses and premium tax recovery. The sales surrender charge will never exceed 7.5% of the initial premium payments. For a complete discussion of all charges, deductions and reductions of charges, see "Charges and Other Deductions."

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each underlying Mutual Fund's investment adviser for managing the underlying Mutual Fund and selecting its portfolio of securities. Other underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the underlying Mutual Fund. The management fees and other expenses for each underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the underlying Mutual Fund's average assets, are as follows:

                                                      Management Fees    Other Expenses    Total Expenses
                                                      ---------------    --------------    --------------
     American Capital Real Estate Securities Fund       1.00%               0.00%              1.00%
     Dreyfus Stock Index Fund                           0.14%               0.26%              0.40%
     Dreyfus Socially Responsible Growth Fund           0.00%               0.25%              0.25%
     Fidelity VIP-Equity-Income Portfolio               0.52%               0.06%              0.58%
     Fidelity VIP-Growth Portfolio                      0.62%               0.07%              0.69%
     Fidelity VIP-High Income Portfolio                 0.61%               0.10%              0.71%
     Fidelity VIP-Overseas Portfolio                    0.77%               0.15%              0.92%
     Fidelity VIP II-Asset Manager Portfolio            0.72%               0.07%              0.79%
     Fidelity VIP II-Contrafund Portfolio               0.62%               0.27%              0.89%
     NSAT-Capital Appreciation Fund                     0.50%               0.06%              0.56%
     NSAT-Government Bond Fund                          0.50%               0.01%              0.51%
     NSAT-Money Market Fund                             0.50%               0.04%              0.54%
     NSAT-Small Company Fund                            1.00%*              0.25%              1.25%
     NSAT-Total Return Fund                             0.50%               0.02%              0.52%
     Neuberger & Berman Advisers Management Trust-      0.79%               0.12%              0.91%
     Growth Portfolio
     Neuberger & Berman Advisers Management Trust-      0.60%               0.13%              0.73%
     Limited Maturity Bond Portfolio
     Neuberger & Berman Advisers Management Trust-      0.80%               0.50%              1.30%
     Partners Portfolio
     Oppenheimer-Bond Fund                              0.75%               0.06%              0.81%
     Oppenheimer-Global Securities Fund                 0.75%               0.20%              0.95%
     Oppenheimer-Multiple Strategies                    0.74%               0.05%              0.79%
     Strong Discovery Fund II, Inc.                     1.00%               0.21%              1.21%
     Strong International Stock Fund, II                1.00%               1.05%              2.05%
     Strong Special Fund II, Inc.                       1.00%               0.10%              1.10%
     TCI Portfolios-TCI Balanced                        1.00%               0.00%              1.00%
     TCI Portfolios-TCI Growth                          1.00%               0.00%              1.00%
     TCI Portfolios-TCI International                   1.50%               0.00%              1.50%
     Van Eck-Worldwide Bond Fund                        0.75%               0.18%              0.93%
     Van Eck-Gold and Natural Resources                 0.75%*              0.21%              0.96%
     Warburg Pincus-International Equity Portfolio      1.00%               0.44%              1.44%
     Warburg Pincus-Small Company Growth Portfolio      0.90%               0.35%              1.25%


The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses some of which are subject to fee waivers or expense reimbursements are more fully described in the prospectuses for each individual underlying Mutual Fund.

PREMIUMS

The minimum premium for which a Policy may be issued is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. A Policy may be issued to an insured up to age 80.

For a limited time, the Policy Owner has a right to cancel the Policy and receive a full refund of premiums paid. (See "Short-Term Right to Cancel Policy.")


                       NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise of companies which includes Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company,

National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's home office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in the District of Columbia, Puerto Rico, and in all states. (For additional information, see "The Company.")

                             THE VARIABLE ACCOUNT

The Nationwide VLI Separate Account-2 (the "Variable Account"), was established by a resolution of the Company's Board of Directors on May 7, 1987, pursuant to the provisions of Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life Insurance Company Inc., One Nationwide Plaza, Columbus, Ohio 43216 serves as depositor for the Variable Account. Nationwide Financial Services, Inc., of One Nationwide Plaza, Columbus, Ohio 43216 serves as principal underwriter for the Variable Account. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The Death Benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account. (See "How the Death Benefit Varies", and "How the Cash Value Varies.")

Premium payments and Cash Value are allocated within the Variable Account among one or more sub-accounts. The assets of each sub-account are used to purchase shares of the underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Cash Value allocated among one or more of the Variable Account sub-accounts and the Fixed Account. (See "Allocation of Cash Value.") When the policy is issued, the Policy's Cash Value not allocated to the Fixed Account is placed in the Nationwide Separate Account Trust Money Market sub-account until expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. (See "Short-Term Right to Cancel Policy.") At the expiration of this period, shares of the underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). Such election is subject to any minimum premium limitations which may be imposed by the underlying Mutual Fund option(s). In addition, no less than 5% of premium may be allocated to any one sub-account or the Fixed Account. The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund option and as set forth in this prospectus. (See "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy.")


Additional Premium Deposits, upon acceptance, will be allocated to the Nationwide Separate Account Trust Money Market Fund unless the Policy Owner specifies otherwise. (See "Premium Deposits.") Premium Deposits will be held only while the Company obtains information necessary to evaluate the risk. Following the underwriting process, the Company will either issue the policy or refund deposits within 5 days from the date thereof.

Each of the underlying Mutual Fund options is a series of registered investment companies which receive investment advice from a registered investment adviser:

1)    Dreyfus Stock Index Fund, managed by Wells Fargo Nikko Investment
      Advisors;

2)    Dreyfus Socially Responsible Growth Fund, Inc., managed by Dreyfus
      Corporation;

3) Fidelity Variable Insurance Products Fund, managed by Fidelity Management & Research Company; and,

4) Fidelity Variable Insurance Products Fund II, managed by Fidelity Management & Research Company.

5) The Nationwide Separate Account Trust, managed by Nationwide Financial Services, Inc.;

6) Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

 7) Oppenheimer Variable Account Funds, managed by Oppenheimer Management Corporation;

 8)    Strong Special Fund II, Inc., managed by Strong Capital Management, Inc.;

 9) Strong Variable Insurance Funds, Inc., managed by Strong Capital Management, Inc.;

10) TCI Portfolios, Inc., managed by Investors Research Corporation, an affiliate of Twentieth Century Companies;

11)    Van Eck Worldwide Insurance Trust, managed by Van Eck Associates
       Corporation;

12) Van Kampen American Capital Life Investment Trust managed by Van Kampen American Capital Asset Management, Inc.

13)    Warburg Pincus Trust, managed by Warburg Pincus Counsellors, Inc.

A summary of investment objectives is contained in the description of each underlying Mutual Fund below. These underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the underlying Mutual Funds' prospectuses. A full description of the underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective underlying Mutual Funds. A prospectus for the underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

DREYFUS

-     DREYFUS STOCK INDEX FUND

      The Dreyfus Stock Index Fund, Inc. is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. Wells Fargo Nikko Investment Advisors serves as the Fund's index fund manager. As of May 1, 1994, the Dreyfus Life and Annuity Index Fund began doing business as the Dreyfus Stock Index Fund.

      Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

-     THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

      The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. The Dreyfus Corporation serves as the Fund's investment advisor. Tiffany Capital Advisors, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

      Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ('FMR') is the Fund's manager.

-     HIGH INCOME PORTFOLIO

      Investment Objective: To obtain a high level of current income by investing primarily in high-risk, high-yielding, lower rated fixed-income securities, while also considering growth of capital. The Fund's manager will seek high current income normally by investing the Fund's assets as follows:

      - at least 65% in income-producing debt securities and preferred stocks, including convertible securities, zero coupon securities, and mortgage-backed and asset-based securities;

      - up to 20% in common stocks and other equity securities when consistent with the Fund's primary objective or acquired as part of a unit combining fixed-income and equity securities.

      Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Fund may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Fund's prospectus.

-     EQUITY-INCOME PORTFOLIO

      Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

-     GROWTH PORTFOLIO

      Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

-     OVERSEAS PORTFOLIO

      Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

-     ASSET MANAGER PORTFOLIO

      Investment Objective: To seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

-     CONTRAFUND PORTFOLIO

      Investment Objective: To seek capital appreciation by investing primarily in companies that the fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Financial Services, Inc., of One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-     CAPITAL APPRECIATION FUND

      Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-     MONEY MARKET FUND

      Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-     GOVERNMENT BOND FUND

      Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

 -    SMALL COMPANY FUND

      Investment Objective: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Financial Services, Inc. ("NFS"), the Fund's adviser, has employed a group of sub-advisers each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L.P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg, Pincus Counsellors, Inc. These sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of different investment styles, NFS hopes to increase prospects for investment return and to reduce market risk and volatility.


-     TOTAL RETURN FUND

      Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds, with a primary emphasis on common stocks.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.
-     LIMITED MATURITY BOND PORTFOLIO

      Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity and secondarily, total return. It seeks to achieve its objectives through investments in a diversified portfolio of debt securities, and seeks to increase income and preserve or enhance total return by actively managing average portfolio maturity in light of market conditions and trends. The portfolio invests in securities which are at least investment grade and does not invest in junk bonds.

-     GROWTH PORTFOLIO

      Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

-     PARTNERS PORTFOLIO

      Investment Objective: To seek capital growth. This portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-ended, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Management Corporation is the Funds' investment advisor.

-     BOND FUND

      INVESTMENT OBJECTIVE: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

-     GLOBAL SECURITIES FUND

      INVESTMENT OBJECTIVE: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.

-     MULTIPLE STRATEGIES FUND

      INVESTMENT OBJECTIVE: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

STRONG SPECIAL FUND II, INC.

The Strong Special Fund II, Inc. ("Special Fund II") is a diversified, open-end management company commonly called a Mutual Fund. The Special Fund II was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life policies. Strong Capital Management, Inc. (the "Advisor") is the investment advisor for the fund.

-     SPECIAL FUND II, INC.

      Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

STRONG VARIABLE INSURANCE FUNDS, INC.

The Strong Variable Insurance Funds, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Discovery Fund II, Inc. ("Discovery Fund II") and the Strong International Stock Fund II (the "International Stock Fund II") were separately incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment advisor for each of the Funds.

-     INTERNATIONAL STOCK FUND II

      Investment Objective: To seek capital growth by investing primarily in the equity securities of issuers located outside the United States.

-     DISCOVERY FUND II, INC.

      Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities. The Fund normally emphasizes investment in equity securities and may invest up to 100% of its total assets in equity securities including common stocks, preferred stocks and securities convertible into common or preferred stocks. Although the fund normally emphasizes investment in equity securities, the Fund has the flexibility to invest in any type of security that its Advisor believes has the potential for capital appreciation including up to 100% of its total assets in debt obligations, including intermediate to long-term corporate or U.S. government debt securities.

TCI PORTFOLIOS, INC., MEMBER OF THE TWENTIETH CENTURY FAMILY OF MUTUAL FUNDS

TCI Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of the Twentieth Century Family of Mutual Funds, TCI Portfolios is managed by Investors Research Corporation.

-     TCI BALANCED

      Investment Objective: Capital growth and current income. The fund will seek to achieve its objective by maintaining approximately 60% of the assets of the fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. There can be no assurance that the Fund will achieve its investment objective.

-     TCI GROWTH

      Investment Objective: Capital growth. The fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the fund's investment manager, better than average potential for appreciation. The fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.

      The fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

-     TCI INTERNATIONAL

      Investment Objective: To seek capital growth. The fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the fund will be common stocks (defined to include depository receipts for common stocks), the fund may also invest in other types of securities consistent with the fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the fund may invest up to 35% of its assets in such other securities. There can be no assurance that the fund will achieve its objectives.

      (Although the Statement of Additional Information concerning TCI Portfolios, Inc., refers to redemptions of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "business trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of the Trust are offered only to separate accounts of various insurance companies to fund benefits of variable insurance and annuity policies. The assets of the Trust are managed by Van Eck Associates Corporation.

-     GOLD AND NATURAL RESOURCES FUND

      Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

-     WORLDWIDE BOND FUND

      Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities. The debt securities in which the Fund will invest will be primarily high grade; the Fund will not invest in junk bonds.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

      The Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate funds which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

      -AMERICAN CAPITAL REAL ESTATE SECURITIES FUND

      Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

WARBURG PINCUS TRUST

The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

-     INTERNATIONAL EQUITY PORTFOLIO

      Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

-     SMALL COMPANY GROWTH PORTFOLIO

      Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalizations of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth.
      The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the mutual funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy. (See "Allocation of Cash Value.")

TRANSFERS

The Policy Owner may transfer Cash Value among the sub-accounts of the Variable Account and the Fixed Account. A transfer will take effect on the date of receipt of written notice at the Company's Home Office. Transfer requests must be in a written form acceptable to the Company.
After the First Policy Anniversary, the Policy Owner may annually request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Policy Owner's Cash Value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value.

The Policy Owner may annually transfer a portion of the value of the Fixed Account to the Variable Account without penalty or adjustment. The Company reserves the right to limit the amount of Cash Value transferred out of the Fixed Account each Policy Year. Transfers from the Fixed Account must be made within 30 days after the termination date of the interest rate guarantee period.

Transfers among the sub-accounts may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone.
The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account to any other sub-account within the Variable Account on a monthly basis. This service is intended to allow the Policy Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging, will result in a profit or protect against loss in a declining market. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less policy indebtedness, of $15,000. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions. (See "Transfers.") A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account will be processed monthly until either the value in the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account is completely depleted or the Policy Owner instructs the Company in writing to cancel the monthly transfers.

The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the underlying Mutual Fund options described in this prospectus should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another underlying Mutual Fund for shares already purchased or to be purchased in the future by premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply with respect to Cash Value allocated to the sub-accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each sub-account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that underlying Mutual Fund by the net asset value of one share of that underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote underlying Mutual Fund shares in any manner necessary to enable the underlying Mutual Fund to (1) make or refrain from making any change in the investments or investment policies for any of the underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.


                        INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

Underwriting for these Policies is designed to group applicants into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Company uses the following methods of underwriting: (a) simplified underwriting not routinely requiring a physical examination, and (b) medical or paramedical underwriting which requires such an examination. (See "How the Death Benefit Varies.")

The Company reserves the right to request a medical examination on any applicant where an affirmative response to one of the medical questions of the application requires additional underwriting by the Company.

The minimum amount of initial premium that will be accepted by the Company is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. Policies may be issued to Insureds issue ages 80 or younger. Before issuing any Policy, the Company requires evidence of insurability satisfactory to it, which may include a medical examination.


-Premium Deposits

The initial premium for a Policy is payable in full at the Company's Home Office. The minimum amount of initial premium required is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. The Specified Amount of Death Benefit is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, deposit of the initial premium, and delivery of the Policy while the insured is still living.

The Policy is primarily intended to be a single premium policy with a limited ability to make additional deposits. Subsequent premium deposits under the Policy are permitted under the following circumstances:

       1. an additional premium deposit is required to keep the Policy in force (see "Grace Period"); or

       2. except in Virginia, additional premium deposits of at least $1,000 may be made at any time provided the premium limits prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract are not violated.

Payment of additional deposits if accepted, may increase the Specified Amount of Insurance. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium deposit which results in an increase in the net amount at risk. The Company may require that any existing Policy indebtedness is repaid prior to accepting any additional premium deposits.

Additional Premium Deposits, upon acceptance, will be allocated to the Nationwide Separate Account Trust Money Market Fund unless the Policy Owner specifies otherwise.

The Company will not accept a subsequent premium deposit which would result in total premiums paid exceeding the premium limitations prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract.


-Allocation of Cash Value

At the time a Policy is issued, its Cash Value will be based on the Nationwide Separate Account Trust Money Market Fund sub-account value or the Fixed Account as if the Policy had been issued and the premium invested on the date the premium was received in good order by the Company. When the Policy is issued, the Cash Value will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Cash Value allocated to a Sub-Account on the Application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund and as set forth in the prospectus. Cash Value allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary. (See "Transfers" and "Investments of the Variable Account.")

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

-Short-Term Right to Cancel Policy

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the total premiums paid within seven days after it receives the Policy.


                                POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

No deduction is made from any premium at the time of payment. 100% of each premium payment is applied to the Cash Value.

MONTHLY DEDUCTIONS

On the Policy Date and on each Monthly Anniversary Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Policy. Generally, this Monthly Deduction will be deducted on a pro-rata basis from the Cash Value in each Sub-account and the Fixed Account. The amount of the Monthly Deductions will vary from month to month. If the Cash Surrender Value is not sufficient to cover the Monthly Deduction which is due, the Policy may lapse (see "Grace Period"). The Monthly Deductions are comprised of the following charges:

       -Cost of Insurance Charge

      Immediately after the Policy is issued, the Death Benefit will be substantially greater than the initial premium payment. While the Policy is in force, prior to the Maturity Date, the Death Benefit will always be greater than the Cash Value. To enable the Company to pay this excess of the Death Benefit over the Cash Value, a monthly cost of insurance charge is deducted.

      Currently, this charge is deducted monthly and is equal to an annual rate of 0.65% multiplied by the Cash Value. On a current basis, for policy years 11 and later, this monthly charge is anticipated to be reduced to the Cash Value multiplied by an annual rate of 0.30% if the Cash Surrender Value is $100,000 or more. For substandard policies, these annual rates are increased.

      In no event will this current monthly deduction for the cost of insurance exceed the guaranteed monthly cost of insurance charges. Guaranteed cost of insurance charges will not exceed the cost based on the guaranteed cost of insurance rate multiplied by the Policy's net amount at risk.
      The net amount at risk is equal to the Death Benefit minus the Cash Value. Guaranteed cost of insurance rates for standard issues are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for substandard issues are based on appropriate percentage multiples of the 1980 CSO. These mortality tables are sex distinct.

      -Administrative Expense Charge

      The Company deducts a monthly Administrative Expense Charge to reimburse it for expenses related to the issuance and maintenance of the Policies including underwriting, establishing policy records, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for its actual administrative expenses. In the aggregate, the Company expects that the charges for administrative costs will be approximately equal to the related expenses. This monthly charge is equal to an annual rate of 0.30% multiplied by the Policy's Cash Value. On a current basis, for Policy Years 11 and later, this monthly charge is anticipated to be reduced to an annual rate of

      0.15% multiplied by the Cash Value, provided the Cash Surrender Value is greater than or equal to $100,000. This Administrative Expense Charge is subject to a $10 per month minimum.

      -Tax Expense Charge

      During the first ten policy years, the Company makes a Monthly Deduction to compensate for certain taxes which are incurred by the Company including premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Internal Revenue Code. This monthly charge is equal to an annual rate of 0.50% multiplied by the Policy's Cash Value.

      This charge is deducted monthly and includes a premium tax component equal to an annual rate of 0.30% and a federal tax component equal to an annual rate of 0.20%. The Company expects to pay an average state premium tax of approximately 2.5% of premiums for all states, although such tax rates can generally range from 0% to 4%. The Company does not anticipate to make a profit from this monthly Tax Expense Charge.

      The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-accounts of the Variable Account. (See "Taxation of the Company.") The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

      -Mortality and Expense Risk Charge

      The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the nonrecovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered during the early policy years.

      To compensate the Company for assuming these risks, a monthly charge for mortality and expense risks is deducted on a pro-rata basis from the Cash Value in each Variable Account Sub-account. This monthly charge is equal to an annual rate of 0.90% multiplied by the Cash Value attributable to the Variable Account. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from these charges.

SURRENDER CHARGES

The Company will deduct a surrender charge from the Policy's Cash Value for any Policy which is surrendered during the first nine policy years. The surrender charge is comprised of two components: a sales surrender charge and a premium tax surrender charge.

The Company incurs certain sales and other distribution expenses at the time the Policies are issued. The majority of these expenses consist of commissions paid for the sale or these policies. Premium taxes are generally incurred by the Company at the time the Policies are issued. These surrender charges are designed to recover a portion of these expenses. The Company does not expect to profit from these surrender charges. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from the monthly mortality and expense risk charges (see "Monthly Deductions"). Certain surrenders may result in adverse tax consequences (see "Tax Matters").
Maximum surrender charges are shown in the following table:


                                            Surrender Charge
                                            as a Percent of
              Completed Policy Years    Initial Premium Payment
              ----------------------    -----------------------
                         0                      10.0%
                         1                      10.0
                         2                       9.0
                         3                       8.0
                         4                       7.0
                         5                       6.0
                         6                       5.0
                         7                       4.0
                         8                       3.0
                         9+                      0.0


Approximately 75% of the total surrender charges are for the recovery of sales expenses and 25% for the recovery of premium taxes. In no event will the sales surrender charge exceed 7.5% of the total premium payments.

The amount of the sales surrender charge may be eliminated when the Policies are issued to an officer, director, former director, partner, employee, or retired employee of the Company; an employee of the General Distributor of the Policies, Nationwide Financial Services, Inc., or an employee of an affiliate of the Company or the General Distributor, or, a duly appointed representative of the Company who receives no commission as a result of the purchase. Elimination of the sales surrender charge will be permitted by the Company only in those situations where the Company does not incur sales expenses normally associated with sales of a Policy. In no event will the elimination of any sales surrender charge be permitted where such elimination will be unfairly discriminatory to any person.


                          HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any premium applied since the previous Valuation Date, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each sub-account is converted to Accumulation Units of that sub-account. The conversion is accomplished by dividing the amount of Cash Value allocated to a sub-account by the value of an Accumulation Unit for the sub-account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each sub-account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that sub-account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each sub-account for the immediately preceding Valuation Period by the Net Investment Factor for the sub-account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing
(a) by (b) where:

(a)   is the net of:

      (1) the Net Asset Value per share of the underlying Mutual Fund option held in the sub-account determined at the end of the current Valuation Period, plus

      (2) the per share amount of any dividend or capital gain distributions made by the underlying Mutual Fund option held in the sub-account if the "ex-dividend" date occurs during the current Valuation Period.
(b)   is the net of:

      (1) the Net Asset Value per share of the Mutual Fund held in the sub-account determined at the end of the immediately preceding Valuation Period, plus or minus

      (2) the per share charge or credit for any taxes reserved for in the immediately preceding Valuation Period. (See "Charge for Tax Provisions.")

For underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares because of any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy, amounts credited to the Fixed Account, and any associated value in the Policy Loan Account is the Cash Value. The number of

Accumulation Units credited per each sub-account are determined by dividing the net amount allocated to the sub-account by the Accumulation Unit Value for the sub-account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, generally an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate credited to the Fixed Account will never be less than 3%. The annual effective rate credited to the Policy Loan Account will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's home office is open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.


                       SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender of the Policy, minus any charges, indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS


Partial surrenders, not subject to Surrender Charges, will be permitted if they satisfy the following requirements:


    1. The partial surrender request is in writing and the request is signed by the Policy Owner or an authorized party of the Policy Owner; and

    2. The maximum partial surrender in any Policy Year, not subject to Surrender Charges, is limited to the maximum of:

          (i)   10% of the total premium payments; and

          (ii) 100% of cumulative earnings (Cash Value less total premium payments less any existing policy indebtedness);

    3. Such Partial surrenders must not result in a reduction of the Cash Surrender Value below $10,000; and

    4. After such partial surrender, the Policy continues to qualify as life insurance.


All partial surrenders will be next computed after the date the Company receives a proper written request. When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, the Specified Amount is reduced by the amount of the partial surrender unless the Death Benefit is based on the applicable percentage of the Cash Value. In such a case, a Partial Surrender will decrease the Specified Amount by the amount by which the Partial Surrender exceeds the difference between the Death Benefit and the Specified Amount. Partial surrender amounts must be first deducted from the values in the Variable sub-accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Variable sub-accounts.

Other Surrenders not meeting the above conditions, will be subject to the imposition of Surrender Charges. Certain partial surrenders may result in currently taxable income and tax penalties. (See "Tax Matters.")


MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

                                 POLICY LOANS


TAKING A POLICY LOAN

The Policy Owner may take a loan using the Policy as security. During the first year, maximum Policy indebtedness is limited to 50% of the Cash Value less any Surrender Charge. Thereafter, maximum policy indebtedness is limited to 90% of the Cash Value less any Surrender Charge. The Company will not grant a loan for an amount less than $1,000 ($200 in Connecticut, $250 in Oregon, $500 in New Jersey and $500 in New York). Should the Death Benefit become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy indebtedness will be deducted from the Death Benefit, Cash Surrender Value or the Maturity Value, respectively.

Maximum Policy indebtedness, in Texas, is limited to 90% of the Cash Value less any Surrender Charge in the sub-accounts and 100% of the Cash Value less any Surrender Charge in the Fixed Account.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties. (See "Tax Matters.")

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each Variable Sub-account at the time of the loan. Policy Loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer.

Total policy indebtedness is comprised of two components: (i) Preferred Loans and (ii) Regular Loans. The amount of the loan account that is less than or equal to the Cash Value less the total premium payments will be treated as a Preferred Loan. Any additional loaned amounts will be treated as Regular Loans. Preferred and Regular Loan amounts will be determined once a year, as well as at any time a new loan is requested. All loaned amounts in year 1 will be treated as Regular Loans. On a current basis, preferred indebtedness will be credited interest daily at an annual effective rate of 6%, and Regular indebtedness will be credited interest daily at an annual effective rate of 4%. The credited rate for all policy indebtedness is guaranteed never to be lower than 4%. This earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary as well as at any time a new loan is requested. It will be allocated according to the Fund Allocation Factors in effect at the time of the transfer.

The loan interest rate is 6% per year for all policy indebtedness. Interest is charged daily and is payable at the end of each Policy Year as well as at any time a new loan is requested. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total loan indebtedness plus accrued interest exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total loan indebtedness plus accrued interest to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of a loan may be repaid at any time while the Policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-accounts and the Fixed Account in proportion to the Policy Owner's Premium allocation in effect at the time of the repayment. Each repayment may not be less than $1,000. The Company reserves the right to require that any loan repayments resulting from Policy Loans transferred from the Fixed Account must be first allocated to the Fixed Account.

HOW THE DEATH BENEFIT VARIES

-Calculation of the Death Benefit

At issue, the Specified Amount is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. Guideline Single Premiums vary by attained age, sex, underwriting classification, and total premium payments. The following table illustrates representative initial Specified Amounts.

               $10,000 Single Premium        $25,000 Single Premium        $50,000 Single Premium
Issue
 Age           Male           Female          Male           Female         Male           Female
-----          ----           ------          ----           ------         ----           ------
35            $62,031        $76,231         $155,077       $190,577       $310,154       $381,154
40             49,883         61,337          124,707        153,343        249,413        306,685
45             40,437         49,825          101,903        124,562        202,186        249,124
50             33,079         40,742           82,698        101,854        165,397        203,708
55             27,358         33,531           68,396         83,828        136,791        167,655
60             22,964         27,734           57,410         69,335        114,821        138,671
65             19,579         23,052           48,948         57,631         97,895        115,261


Generally, for a given premium payment, the initial Specified Amount is greater for females than males. The Specified Amount is shown in the Policy.

While the Policy is in force, the Death Benefit will never be less than the Specified Amount or the Applicable Percentage of Cash Value. The Death Benefit may vary with the Cash Value of the Policy, which depends on investment performance. The amount of Death Benefit will ordinarily not change for several years to reflect investment performance and may not change at all. If investment performance is favorable, the amount of Death Benefit may increase. The Applicable Percentage of Cash Value varies by attained age.


                      Applicable Percentage of Cash Value Factors

Attained        Percentage   Attained        Percentage       Attained         Percentage
  Age         of Cash Value    Age         of Cash Value        Age           of Cash Value
--------      -------------  --------      -------------      --------        -------------
  0-40             250%       60               130%             80               105%
    41             243%       61               128%             81               105%
    42             236%       62               126%             82               105%
    43             229%       63               124%             83               105%
    44             222%       64               122%             84               105%


45             215%       65               120%             85               105%
46             209%       66               119%             86               105%
47             203%       67               118%             87               105%
48             197%       68               117%             88               105%
49             191%       69               116%             89               105%

50             185%       70               115%             90               105%
51             178%       71               113%             91               104%
52             171%       72               111%             92               103%
53             164%       73               109%             93               102%
54             157%       74               107%             94               101%

55             150%       75               105%             95               101%
56             146%       76               105%             96               101%
57             142%       77               105%             97               101%
58             138%       78               105%             98               101%
59             134%       79               105%             99               101%
                                                           100               100%


-Proceeds Payable on Death

The actual Death Proceeds payable on the Insured's death will be the Death Benefit as described above, less any outstanding Policy loans and less any unpaid Policy Charges. Under certain circumstances, the Proceeds may be adjusted. (See "Incontestability", "Error in Age or Sex", and "Suicide.")

                 RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

During the first 24 months following policy issue, there is an unconditional right to transfer all of the Cash Value in the Variable Account to the Fixed Account.

                         CHANGES OF INVESTMENT POLICY

The Company may materially change the Investment Policy of the Variable Account. The Company must inform the Policy Owner and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy holders or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, there is an unconditional right to transfer all of the Cash Value in the Variable Account to the Fixed Account. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the Investment Policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this transfer.

                                 GRACE PERIOD

If the Cash Surrender Value in the Policy is insufficient to pay the monthly deductions, Policy loan interest, or other charges which become due but are unpaid, a grace period of 61 days will be allowed for payment of sufficient premium to continue the Policy in force. The Company will notify the Policy Owner of the amount required to continue the Policy in force. If the required amount is not received within 61 days of the notice, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                 REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date:

2.    providing evidence of insurability satisfactory to the Company;

3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period;

4. paying additional premiums at least equal to 3 times the guaranteed cost of insurance charges; and

5. repaying any indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by us. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the appropriate Surrender Charge. Such Surrender Charge will be based on the length of time from the date of premium payments to the effective date of the reinstatement. Unless the Policy Owner has provided otherwise, the allocation of the amount of the Surrender Charge, additional premium payments, and any loan repayments will be based on the underlying Mutual Fund Allocation factors in effect at the start of the Grace Period.

                           THE FIXED ACCOUNT OPTION

Because of exemptive and exclusionary provisions, interests in Nationwide's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Nationwide has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of Nationwide's general assets (General Account). Nationwide's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request and in the annual statement the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                           OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a Contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving beneficiary, unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest a Death Benefit based on representations in any written application when such benefit has been in force, during the lifetime of the Insured, for two years.

ERROR IN AGE OR SEX

If the Insured's age, sex or both, as stated in the application, are incorrect, the affected benefits will be adjusted to reflect the correct age, sex, or both.

SUICIDE

If the Insured dies by suicide within two years from the Policy Date, the Company will pay no more than the sum of the premiums, less any unpaid loan.
If the Insured dies by suicide within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

The Policies are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.

                             LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                         DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.
(NASD). The Policies will be distributed by the General Distributor, Nationwide Financial Services ("NFS"), Inc., One Nationwide Plaza, Columbus, Ohio 43216.

NFS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NFS is both a broker-dealer and a registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued by the Company and Nationwide Life and Annuity Insurance Company ("NLAIC") to fund the benefits of variable insurance and annuity policies. NFS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NFS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLAIC.


NFS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account - II, Nationwide Variable Account - 5, Nationwide Variable Account - 6, Nationwide Variable Account - 8, Nationwide VA Separate Account - A, Nationwide VA Separate Account
- B, Nationwide VA Separate Account - C, Nationwide VL Separate Account - A, Nationwide VLI Separate Account - 2, Nationwide VLI Separate Account - 3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.



NFS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.


Gross commissions paid by the Company on the sale of these Policies plus fees for marketing services are not more than 6.75% of the premiums paid.

                             CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                 TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code ("Code") provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

The Policies described in this prospectus, meet the definition of "modified endowment contracts" under Section 7702A of the Code. The Code defines modified endowment contracts as those policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The policies offered in this prospectus typically fall within this definition. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code generally provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59 1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code.

Even though exchanges under Section 1035 of the Code qualify as material changes, certain exchanges of pre-June 22, 1988 policies may retain their non-modified endowment status. Therefore, the policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first fifteen years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of certain material changes or a reduction in benefits as defined by
Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each sub-account of the Variable Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Internal Revenue Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

OTHER CONSIDERATIONS

The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisors should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                                 THE COMPANY
The Company is a life insurance company writing life, accident and health insurance, and annuities in all states and the District of Columbia. The Company issues variable annuity contracts through other segregated investment accounts. This is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.


The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, the NACo Variable Account and the DC Variable Account, each of which is a registered investment company.


The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares home office, other facilities and equipment with Nationwide Mutual Insurance Company.

                              COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Corporation is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY

                                  Director
            Name                    Since      Principal Occupation
            ----                  --------     --------------------
     Lewis J. Alphin                1993     Farm Owner and Operator (1)

     Willard J. Engel               1994     General Manager Lyon County Cooperative
                                             Oil Company (1)
     Fred C. Finney                 1992     Owner and Operator, Moreland Fruit Farm;
                                             Operator, Melrose Orchard (1)

     Peter F. Frenzer               1991     President, Nationwide Corporation; President and Chief
                                             Operating Officer, Nationwide Life Insurance Company and
                                             Nationwide Life and Annuity Insurance Company; Executive
                                             Vice President - Investments, Nationwide Mutual Insurance
                                             Company, Nationwide Mutual Fire Insurance Company,
                                             Nationwide General Insurance Company, Nationwide Property
                                             and Casualty Insurance Company

     Charles L. Fuellgraf, Jr.*+    1969     Chief Executive Officer, Fuellgraf Electric Company,
                                             Electrical Construction and Engineering Services (1)

     Henry S. Holloway *+           1986     Farm Owner and Operator (1)

     D. Richard McFerson *+         1988     President and Chief Executive Officer, Nationwide Mutual,
                                             Nationwide Mutual Fire, Nationwide General, and Nationwide
                                             Property and Casualty Insurance Companies; Chief Executive
                                             Officer, Nationwide Life Insurance Company and Nationwide
                                             Life and Annuity Insurance Company (2)

     David O. Miller *+             1985     Farm Owner and Land Developer; President, Owen Potato
                                             Farm, Inc.; Partner, M&M Enterprises (1)

     C. Ray Noecker                 1994     Farm Owner and Operator (1)

     James F. Patterson+            1989     Vice President, Pattersons, Inc. ; President, Patterson Farms,
                                             Inc. (1)

     Robert H. Rickel               1984     Rancher (1)

     Arden L. Shisler *+            1984     Partner and Manager, Sweetwater Beef Farms; President and
                                             Chief Executive Officer, K&B Transport, Inc. (1)

     Robert L. Stewart              1989     Farm Owner and Operator; Owner, Sunnydale Mining (1)

     Nancy C. Thomas *              1986     Farm Owner and Operator, Da-Ma-Lor Farms (1)

     Harold W. Weihl                1990     Farm Owner and Operator, Weihl Farm (1)

-----------------
     *Member, Executive Committee            +Member, Investment Committee

(1)   Principal occupation for last five years.

(2) Prior to assuming his current position, Mr. McFerson held other executive management positions with the companies.



Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Frenzer who is a director only of the Company and Nationwide Life Insurance Company. Each of the directors of the Company is a director of Nationwide Financial Services, Inc., a registered broker-dealer.

Messrs. Frenzer, Holloway, McFerson, Miller, Patterson and Shisler are directors of Nationwide Corporation. Messrs. Fuellgraf, Frenzer, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Messrs. Frenzer and McFerson are trustees of Nationwide Separate Account Trust, Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.


EXECUTIVE OFFICERS OF THE COMPANY

 NAME                                      OFFICE HELD
 ----                                      -----------
 D. Richard McFerson                       President and Chief Executive Officer-Nationwide Insurance
                                           Enterprise

 Peter F. Frenzer                          President and Chief Operating Officer

 Gordon E. McCutchan                       Executive Vice President, Law and Corporate Services and
                                           Secretary

 James E. Brock                            Senior Vice President - Investment Product Operations

 W. Sidney Druen                           Senior Vice President and General Counsel and Assistant
                                           Secretary

 Harvey S. Galloway, Jr.                   Senior Vice President - Chief Actuary - Life, Health and Annuity

 Richard A. Karas                          Senior Vice President - Sales - Financial Services

 Robert A. Oakley                          Executive Vice President-Chief Financial Officer

 Carl Santillo                             Senior Vice President - Life and Health Operations

 Mark A. Folk                              Vice President and Treasurer


Mr. Frenzer is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company and President of Nationwide Corporation and Executive Vice President-Investments of Nationwide Mutual Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Folk who joined the Registrant in 1993. From 1983-1993, Mr. Folk served as a partner at the accounting firm KPMG Peat Marwick LLP.

                     OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                               STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                           REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing current policy values, transactions since the last statement, policy loan information, and any other information required by federal or state laws or regulations.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as change in Specified Amount, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, increase in loan principal, loan repayments, unpaid loan interest added to principal, reinstatement and termination.

                                 ADVERTISING

The Company is ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs based on selected tax brackets or discussions of alternative investment vehicles and general economic conditions.

                              LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

The General Distributor, Nationwide Financial Services, Inc., is not engaged in any material litigation of any nature.

                                   EXPERTS

The financial statements and schedule included herein have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                            REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Rath & Dietrich, One Nationwide Plaza, Columbus, Ohio 43216.
All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX

   ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and Death Benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Cash Surrender Values falls to zero, at which time additional Premium Payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional Premium Payments are made and no Cash Values are allocated to the Fixed Account.

The amounts shown for the Cash Value, Cash Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90%. This effective rate is based on the average of the fund expenses for the preceding year for all underlying mutual fund options available under the policy as of January 1, 1996.

Taking account of the underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.90%, 5.1%, and 11.1% respectively.

The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current charges and guaranteed values reflect the maximum charges guaranteed in the Policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death Benefits than those illustrated.

In addition, the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, rating classification and Premium Payment requested.

              $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES


                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS            CASH                        CASH                         CASH
POLICY       INTEREST    CASH     SURR    DEATH     CASH      SURR    DEATH      CASH      SURR     DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE     VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----     -----   -------    -----     -----    -------
 1           105,000    96,804   86,804  195,791   102,612   92,612  195,791   108,421    98,421   195,791
 2           110,250    93,710   83,710  195,791   105,293   95,293  195,791   117,550   107,550   195,791
 3           115,762    90,715   81,715  195,791   108,043   99,043  195,791   127,449   118,449   195,791
 4           121,551    87,816   79,816  195,791   110,866  102,866  195,791   138,181   130,181   195,791
 5           127,628    85,009   78,009  195,791   113,762  106,762  195,791   149,817   142,817   195,791
 6           134,010    82,292   76,292  195,791   116,734  110,734  195,791   162,432   156,432   195,791
 7           140,710    79,662   74,662  195,791   119,783  114,783  195,791   176,127   171,127   199,023
 8           147,746    77,116   73,116  195,791   122,912  118,912  195,791   191,122   187,122   212,145
 9           155,133    74,651   71,651  195,791   126,123  123,123  195,791   207,505   204,505   226,181
10           162,889    72,265   72,265  195,791   129,417  129,417  195,791   225,453   225,453   241,235
15           207,893    62,990   62,990  195,791   154,788  154,788  195,791   355,112   355,112   372,868
20           265,330    54,905   54,905  195,791   185,132  185,132  195,791   559,337   559,337   587,304
25           338,635    47,828   47,828  195,791   221,425  221,425  232,497   881,013   881,013   925,064
30           432,194    41,551   41,551  195,791   264,833  264,833  267,481 1,387,685 1,387,685 1,401,562


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS
      APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

              $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65
                               GUARANTEED VALUES

                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS           CASH                       CASH                         CASH
POLICY       INTEREST   CASH     SURR     DEATH    CASH     SURR     DEATH     CASH      SURR      DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----    -----   -------    -----     -----    -------
 1           105,000    94,820   84,820  195,791   100,656  90,656  195,791    106,495    96,495   195,791
 2           110,250    89,368   79,368  195,791   101,099  91,099  195,791    113,539   103,539   195,791
 3           115,762    83,598   74,598  195,791   101,302  92,302  195,791    121,226   112,226   195,791
 4           121,551    77,451   69,451  195,791   101,230  93,230  195,791    129,666   121,666   195,791
 5           127,628    70,850   63,850  195,791   100,832  93,832  195,791    138,989   131,989   195,791
 6           134,010    63,689   57,689  195,791   100,039  94,039  195,791    149,354   143,354   195,791
 7           140,710    55,834   50,834  195,791    98,761  93,761  195,791    160,964   155,964   195,791
 8           147,746    47,111   43,111  195,791    96,882  92,882  195,791    174,080   170,080   195,791
 9           155,133    37,309   34,309  195,791    94,261  91,261  195,791    188,908   185,908   205,909
10           162,889    26,170   26,170  195,791    90,739  90,739  195,791    205,247   205,247   219,615
15           207,893        (*)      (*)      (*)   54,139  54,139  195,791    318,961   318,961   334,900
20           265,330        (*)      (*)      (*)       (*)     (*)      (*)   489,843   489,843   514,335
25           338,635        (*)      (*)      (*)       (*)     (*)      (*)   738,638   738,638   775,570
30           432,194        (*)      (*)      (*)       (*)     (*)      (*) 1,122,773 1,122,773 1,134,001


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65
                                 CURRENT VALUES

<Captions>
                           0% HYPOTHETICAL          6% HYPOTHETICAL          12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN   GROSS INVESTMENT RETURN
                      -----------------------    -----------------------   -----------------------
         PREMIUMS
         PAID PLUS            CASH                       CASH                        CASH
 POLICY  INTEREST    CASH     SURR     DEATH    CASH     SURR     DEATH    CASH      SURR       DEATH
  YEAR    AT 5%      VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT   VALUE     VALUE     BENEFIT
 ------  --------    -----    -----   -------   -----    -----   -------   -----     -----     -------
 1       10,500      9,591    8,591   19,579    10,170    9,170   19,579     10,749     9,749    19,579
 2       11,025      9,194    8,194   19,579    10,345    9,345   19,579     11,563    10,563    19,579
 3       11,576      8,809    7,909   19,579    10,525    9,625   19,579     12,449    11,549    19,579
 4       12,155      8,435    7,635   19,579    10,710    9,910   19,579     13,412    12,612    19,579
 5       12,763      8,071    7,371   19,579    10,901   10,201   19,579     14,459    13,759    19,579
 6       13,401      7,719    7,119   19,579    11,098   10,498   19,579     15,598    14,998    19,579
 7       14,071      7,376    6,876   19,579    11,300   10,800   19,579     16,837    16,337    19,579
 8       14,775      7,044    6,644   19,579    11,508   11,108   19,579     18,190    17,790    20,191
 9       15,513      6,721    6,421   19,579    11,722   11,422   19,579     19,683    19,383    21,455
10       16,289      6,407    6,407   19,579    11,942   11,942   19,579     21,324    21,324    22,817
15       20,789      5,104    5,104   19,579    13,485   13,845   19,579     32,877    32,877    34,521
20       26,533      3,952    3,952   19,579    15,313   15,313   19,579     50,553    50,553    53,080
25       33,864      2,792    2,792   19,579    17,310   17,310   19,579     77,657    77,657    81,540
30       43,219      1,766    1,766   19,579    19,709   19,709   19,906    120,494   120,494   121,699


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                         $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                                                  MALE: SIMPLIFIED ISSUE: AGE 65

                                                         GUARANTEED VALUES
                           0% HYPOTHETICAL                 6% HYPOTHETICAL               12% HYPOTHETICAL
                       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN
                       -------------------------      -------------------------    ----------------------------
            PREMIUMS
           PAID PLUS            CASH                           CASH                           CASH
 POLICY    INTEREST   CASH      SURR      DEATH      CASH      SURR       DEATH     CASH      SURR       DEATH
  YEAR      AT 5%     VALUE     VALUE    BENEFIT     VALUE     VALUE     BENEFIT    VALUE    VALUE      BENEFIT
  -----    --------   -----     -----    -------     -----     -----     -------   -------   -------    -------
   1       10,500     9,391     8,391     19,579     9,972     8,972     19,579     10,554     9,554     19,579
   2       11,025     8,752     7,752     19,579     9,917     8,917     19,579     11,153    10,153     19,579
   3       11,576     8,079     7,179     19,579     9,831     8,931     19,579     11,805    10,905     19,579
   4       12,155     7,365     6,565     19,579     9,709     8,909     19,579     12,518    11,718     19,579
   5       12,763     6,600     5,900     19,579     9,544     8,844     19,579     13,303    12,603     19,579
   6       13,401     5,774     5,174     19,579     9,327     8,727     19,579     14,172    13,572     19,579
   7       14,071     4,871     4,371     19,579     9,048     8,548     19,579     15,142    14,642     19,579
   8       14,775     3,872     3,472     19,579     8,690     8,290     19,579     16,233    15,833     19,579
   9       15,513     2,754     2,454     19,579     8,236     7,936     19,579     17,473    17,173     19,579
   10      16,289     1,490     1,490     19,579     7,663     7,663     19,579     18,893    18,893     20,216
   15      20,789       (*)       (*)        (*)     2,111     2,111     19,579     29,042    29,042     30,494
   20      26,533       (*)       (*)        (*)       (*)       (*)        (*)     44,509    44,509     46,735
   25      33,864       (*)       (*)        (*)       (*)       (*)        (*)     67,029    67,029     70,380
   30      43,219       (*)       (*)        (*)       (*)       (*)        (*)    101,888   101,888    102,907

ASSUMPTIONS:
(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

              $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                          MALE: REGULAR ISSUE: AGE 55
                                 CURRENT VALUES



                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS            CASH                       CASH                         CASH
POLICY       INTEREST    CASH     SURR    DEATH     CASH     SURR    DEATH      CASH      SURR     DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----    -----   -------    -----     -----    -------
 1           105,000    96,804   86,804  273,583   102,612  92,612  273,583   108,421    98,421   273,583
 2           110,250    93,710   83,710  273,583   105,293  95,293  273,583   117,550   107,550   273,583
 3           115,762    90,715   81,715  273,583   108,043  99,043  273,583   127,449   118,449   273,583
 4           121,551    87,816   79,816  273,583   110,866 102,866  273,583   138,181   130,181   273,583
 5           127,628    85,009   78,009  273,583   113,762 106,762  273,583   149,817   142,817   273,583
 6           134,010    82,292   76,292  273,583   116,734 110,734  273,583   162,432   156,432   273,583
 7           140,710    79,662   74,662  273,583   119,783 114,783  273,583   176,110   171,110   273,583
 8           147,746    77,116   73,116  273,583   122,912 118,912  273,583   190,940   186,940   273,583
 9           155,133    74,651   71,651  273,583   126,123 123,123  273,583   207,018   204,018   273,583
10           162,889    72,265   72,265  273,583   129,417 129,417  273,583   224,496   224,496   273,885
15           207,893    62,990   62,990  273,583   154,788 154,788  273,583   353,603   353,603   410,180
20           265,330    54,905   54,905  273,583   185,132 185,132  273,583   556,961   556,961   595,948
25           338,635    47,828   47,828  273,583   221,425 221,425  273,583   877,270   877,270   921,133
30           432,194    41,551   41,551  273,583   264,833 264,833  278,075 1,381,789 1,381,789 1,450,878


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

              $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                          MALE: REGULAR ISSUE: AGE 55
                               GUARANTEED VALUES

                                   0% HYPOTHETICAL                    6% HYPOTHETICAL                        12% HYPOTHETICAL
                               GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN               GROSS INVESTMENT RETURN
                            -----------------------------      -------------------------------      --------------------------------
                PAID PLUS               CASH                                 CASH                                 CASH
 POLICY         INTEREST     CASH       SURR       DEATH        CASH         SURR       DEATH        CASH         SURR        DEATH
  YEAR           AT 5%       VALUE      VALUE     BENEFIT       VALUE        VALUE     BENEFIT       VALUE        VALUE      BENEFIT
--------        -------     ------     ------     -------      -------      ------     -------      -------      ------      -------
    1           105,000     95,524     85,524     273,583      101,339      91,339     273,583      107,156      97,156      273,583
    2           110,250     90,932     80,932     273,583      102,558      92,558     273,583      114,875     104,875      273,583
    3           115,762     86,205     77,205     273,583      103,642      94,642     273,583      123,224     114,224      273,583
    4           121,551     81,320     73,320     273,583      104,576      96,576     273,583      132,276     124,276      273,583
    5           127,628     76,250     69,250     273,583      105,337      98,337     273,583      142,115     135,115      273,583
    6           134,010     70,953     64,953     273,583      105,894      99,894     273,583      152,831     146,831      273,583
    7           140,710     65,380     60,380     273,583      106,205     101,205     273,583      164,531     159,531      273,583
    8           147,746     59,473     55,473     273,583      106,225     102,225     273,583      177,340     173,340      273,583
    9           155,133     53,164     50,164     273,583      105,898     102,898     273,583      191,413     188,413      273,583
   10           162,889     46,381     46,381     273,583      105,168     105,168     273,583      206,939     206,939      273,583
   15           207,893      3,056      3,056     273,583       96,167      96,167     273,583      318,361     318,361      369,299
   20           265,330        (*)        (*)         (*)       61,320      61,320     273,583      491,517     491,517      525,923
   25           338,635        (*)        (*)         (*)          (*)          (*)         (*)     763,834     763,834      802,026
   30           432,194        (*)        (*)         (*)          (*)          (*)         (*)   1,173,054   1,173,054    1,231,706


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $25,000 INITIAL PREMIUM: $101,093 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45
                                 CURRENT VALUES



                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS            CASH                       CASH                         CASH
POLICY       INTEREST    CASH     SURR    DEATH     CASH     SURR    DEATH      CASH      SURR     DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----    -----   -------    -----     -----    -------
 1            26,250    24,156   21,656  101,093   25,608   23,108  101,093     27,061    24,561    101,093
 2            27,562    23,336   20,836  101,093   26,234   23,734  101,093     29,302    26,802    101,093
 3            28,941    22,539   20,289  101,093   26,878   24,628  101,093     31,739    29,489    101,093
 4            30,388    21,766   19,766  101,093   27,541   25,541  101,093     34,390    32,390    101,093
 5            31,907    21,016   19,266  101,093   28,224   26,474  101,093     37,272    35,522    101,093
 6            33,502    20,287   18,787  101,093   28,926   27,426  101,093     40,406    38,906    101,093
 7            35,178    19,579   18,329  101,093   29,649   28,399  101,093     43,809    42,559    101,093
 8            36,936    18,892   17,892  101,093   30,393   29,393  101,093     47,498    46,498    101,093
 9            38,783    18,225   17,475  101,093   31,159   30,409  101,093     51,497    50,747    101,093
10            40,722    17,578   17,578  101,093   31,947   31,947  101,093     55,834    55,834    101,093
15            51,973    14,989   14,989  101,093   37,174   37,174  101,093     86,002    86,002    115,242
20            66,332    12,698   12,698  101,093   43,350   43,350  101,093    134,605   134,605    164,218
25            84,659    10,531   10,531  101,093   50,401   50,401  101,093    212,016   212,016    245,939
30           108,049     8,613    8,613  101,093   58,791   58,791  101,093    333,947   333,947    357,324


ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $25,000 INITIAL PREMIUM: $101,093 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                               GUARANTEED VALUES

                           0% HYPOTHETICAL          6% HYPOTHETICAL          12% HYPOTHETICAL
                      GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN   GROSS INVESTMENT RETURN
                      -----------------------    -----------------------   -----------------------
         PREMIUMS
         PAID PLUS            CASH                       CASH                        CASH
 POLICY  INTEREST    CASH     SURR    DEATH     CASH     SURR    DEATH     CASH      SURR      DEATH
  YEAR    AT 5%      VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT   VALUE     VALUE     BENEFIT
 ------  --------    -----    -----   -------   -----    -----   -------   -----     -----     -------
 1        26,250     23,955   21,455  101,093   25,408   22,908   101,093     26,863    24,363   101,093
 2        27,562     22,898   20,398  101,093   25,803   23,303   101,093     28,881    26,381   101,093
 3        28,941     21,828   19,578  101,093   26,183   23,933   101,093     31,070    28,820   101,093
 4        30,388     20,741   18,741  101,093   26,544   24,544   101,093     33,448    31,448   101,093
 5        31,907     19,633   17,883  101,093   26,883   25,133   101,093     36,031    34,281   101,093
 6        33,502     18,499   16,999  101,093   27,196   25,696   101,093     38,841    37,341   101,093
 7        35,178     17,331   16,081  101,093   27,474   26,224   101,093     41,896    40,646   101,093
 8        36,936     16,121   15,121  101,093   27,711   26,711   101,093     45,213    44,213   101,093
 9        38,783     14,861   14,111  101,093   27,898   27,148   101,093     48,187    48,067   101,093
10        40,722     13,541   13,541  101,093   28,027   28,027   101,093     52,739    52,739   101,093
15        51,973      6,020    6,020  101,093   28,322   28,322   101,093     80,678    80,678   108,109
20        66,332        (*)      (*)      (*)   25,627   25,627   101,093    124,710   124,710   152,146
25        84,659        (*)      (*)      (*)   16,266   16,266   101,093    192,262   192,262   223,024
30       108,049        (*)      (*)      (*)      (*)      (*)       (*)    296,833   296,833   317,611


ASSUMPTIONS:
(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45
                                 CURRENT VALUES



                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS           CASH                       CASH                         CASH
POLICY       INTEREST    CASH    SURR     DEATH    CASH     SURR     DEATH     CASH      SURR      DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----    -----   -------    -----     -----    -------
 1            10,500    9,591    8,591   40,437    10,170    9,170  40,437      10,749    9,749    40,437
 2            11,025    9,194    8,194   40,437    10,345    9,345  40,437      11,563   10,563    40,437
 3            11,576    8,809    7,909   40,437    10,525    9,625  40,437      12,449   11,549    40,437
 4            12,155    8,435    7,635   40,437    10,710    9,910  40,437      13,412   12,612    40,437
 5            12,763    8,071    7,371   40,437    10,901   10,201  40,437      14,459   13,759    40,437
 6            13,401    7,719    7,119   40,437    11,098   10,498  40,437      15,598   14,998    40,437
 7            14,071    7,376    6,876   40,437    11,300   10,800  40,437      16,837   16,337    40,437
 8            14,775    7,044    6,644   40,437    11,508   11,108  40,437      18,184   17,784    40,437
 9            15,513    6,721    6,421   40,437    11,722   11,422  40,437      19,648   19,348    40,437
10            16,289    6,407    6,407   40,437    11,942   11,942  40,437      21,241   21,241    40,437
15            20,789    5,104    5,104   40,437    13,485   13,485  40,437      32,418   32,418    43,441
20            26,533    3,952    3,952   40,437    15,313   15,313  40,437      50,069   50,069    61,084
25            33,864    2,792    2,792   40,437    17,310   17,310  40,437      77,190   77,190    89,540
30            43,219    1,766    1,766   40,437    19,676   19,676  40,437     119,951  119,951   128,348



ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45
                               GUARANTEED VALUES



                             0% HYPOTHETICAL           6% HYPOTHETICAL             12% HYPOTHETICAL
                        GROSS INVESTMENT RETURN    GROSS INVESTMENT RETURN     GROSS INVESTMENT RETURN
                        -----------------------    -----------------------     -----------------------
             PREMIUMS
             PAID PLUS           CASH                       CASH                         CASH
POLICY       INTEREST    CASH    SURR     DEATH    CASH     SURR     DEATH     CASH      SURR      DEATH
 YEAR          AT 5%    VALUE    VALUE   BENEFIT   VALUE    VALUE   BENEFIT    VALUE     VALUE    BENEFIT
------       -------    -----    -----   -------   -----    -----   -------    -----     -----    -------
 1            10,500    9,510    8,510   40,437    10,090    9,090  40,437     10,669     9,669    40,437
 2            11,025    9,018    8,018   40,437    10,171    9,171  40,437     11,393    10,393    40,437
 3            11,576    8,521    7,621   40,437    10,243    9,343  40,437     12,177    11,277    40,437
 4            12,155    8,018    7,218   40,437    10,304    9,504  40,437     13,026    12,226    40,437
 5            12,763    7,508    6,808   40,437    10,352    9,652  40,437     13,948    13,248    40,437
 6            13,401    6,988    6,388   40,437    10,386    9,786  40,437     14,948    14,348    40,437
 7            14,071    6,456    5,956   40,437    10,402    9,902  40,437     16,034    15,534    40,437
 8            14,775    5,907    5,507   40,437    10,397    9,997  40,437     17,214    16,814    40,437
 9            15,513    5,339    5,039   40,437    10,367   10,067  40,437     18,497    18,197    40,437
10            16,289    4,747    4,747   40,437    10,307   10,307  40,437     19,894    19,894    40,437
15            20,789    1,398    1,398   40,437     9,734    9,734  40,437     29,930    29,930    40,437
20            26,533       (*)      (*)      (*)    7,665    7,665  40,437     46,178    46,178    56,337
25            33,864       (*)      (*)      (*)    2,235    2,235  40,437     71,145    71,145    82,528
30            43,219       (*)      (*)      (*)       (*)      (*)     (*)   109,840   109,840   117,529



ASSUMPTIONS:

(1)   NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)   UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

================================================================================
                          Independent Auditors' Report

The Board of Directors and Contract Owners of
  Nationwide VLI Separate Account-2
  Nationwide Life Insurance Company:

      We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VLI Separate Account-2 as of December 31, 1994, and the related statements of operations and changes in contract owners' equity for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian and the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide VLI Separate Account-2 as of December 31, 1994, and the results of its operations and its changes in contract owners' equity for each of the years in the three year period then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
February 3, 1995


================================================================================
                                       42

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                                DECEMBER 31, 1994


ASSETS:
   Investments at market value:
      The Dreyfus Socially Responsible Growth Fund, Inc. (DrySRGro)
        17,066 shares (cost $229,907) ...............................    $    225,779
      Dreyfus Stock Index Fund (DryStkIx)
        43,240 shares (cost $563,926) ...............................         559,526
      Fidelity VIP -- Equity-Income Portfolio (FidEqInc)
        697,536 shares (cost $10,605,997) ...........................      10,707,181
      Fidelity VIP -- Growth Portfolio (FidGro)
        620,392 shares (cost $13,197,513) ...........................      13,456,301
      Fidelity VIP -- High Income Portfolio (FidHiInc)
        323,349 shares (cost $3,487,968) ............................       3,479,234
      Fidelity VIP -- Overseas Portfolio (FidOSeas)
        638,682 shares (cost $10,310,133) ...........................      10,008,141
      Fidelity VIP-II -- Asset Manager Portfolio (FidAsMgr)
        979,509 shares (cost $14,057,007) ...........................      13,507,428
      Nationwide SAT -- Capital Appreciation Fund (NWCapApp)
        96,931 shares (cost $1,061,238) .............................       1,058,489
      Nationwide SAT -- Government Bond Fund (NWGvtBd)
        290,229 shares (cost $3,109,145) ............................       2,960,341
      Nationwide SAT -- Money Market Fund (NWMyMkt)
        23,348,692 shares (cost $23,348,692) ........................      23,348,692
      Nationwide SAT -- Total Return Fund (NWTotRet)
        819,787 shares (cost $8,206,513) ............................       7,951,937
      Neuberger & Berman -- Growth Portfolio (NBGro)
        177,087 shares (cost $3,641,513) ............................       3,596,635
      Neuberger & Berman -- Limited Maturity Bond Portfolio (NBLtdMat)
        175,119 shares (cost $2,486,014) ............................       2,455,173
      Neuberger & Berman -- Partners Portfolio (NBPart)
        29,166 shares (cost $284,180) ...............................         284,956
      Oppenheimer -- Bond Fund (OppBdFd)
        161,232 shares (cost $1,824,307) ............................       1,738,080
      Oppenheimer -- Global Securities Fund (OppGlSec)
        280,112 shares (cost $4,446,200) ............................       4,226,889
      Oppenheimer -- Multiple Strategies Fund (OppMult)
        218,847 shares (cost $2,878,510) ............................       2,825,318
      Strong VIP -- Strong Discovery Fund II, Inc. (StDisc2)
        235,086 shares (cost $2,502,680) ............................       2,367,311
      Strong VIP -- Strong Special Fund II, Inc. (StSpec2)
        362,758 shares (cost $5,317,192) ............................       5,162,053
      TCI Portfolios -- TCI Balanced (TCIBal)
        154,092 shares (cost $945,391) ..............................         918,387
      TCI Portfolios -- TCI Growth (TCIGro)
        579,319 shares (cost $5,277,073) ............................       5,335,528
      TCI Portfolios -- TCI International (TCIInt)
        99,911 shares (cost $486,109) ...............................         474,578
      Van Eck -- Global Bond Fund (VEGlobBd)
        115,655 shares (cost $1,175,056) ............................       1,180,841
      Van Eck -- Gold and Natural Resources Fund (VEGoldNR)
        200,034 shares (cost $2,815,779) ............................       2,624,440
                                                                         ------------
                 Total investments ..................................     120,453,238
    Accounts receivable .............................................         524,383
                                                                         ------------
                 Total assets .......................................    $120,977,621
                                                                         ============
CONTRACT OWNERS' EQUITY .............................................    $120,977,621
                                                                         ============

Contract owners' equity represented by:

                                                                                       Units               Unit Value
                                                                                     ---------             ----------
Single Premium contracts issued prior to April 16, 1990:
  Fidelity VIP -- Equity-Income Portfolio . . . . . . . . . . . .                       13,321            $19.708533    $    262,537
  Fidelity VIP -- Growth Portfolio  . . . . . . . . . . . . . . .                        9,478             22.566466         213,885
  Fidelity VIP -- High Income Portfolio . . . . . . . . . . . . .                        3,361             18.151674          61,008
  Fidelity VIP -- Overseas Portfolio  . . . . . . . . . . . . . .                       13,422             16.131866         216,522
  Fidelity VIP-II -- Asset Manager Portfolio  . . . . . . . . . .                        2,603             15.607540          40,626
  Nationwide SAT -- Government Bond Fund  . . . . . . . . . . . .                        6,330             16.457035         104,173
  Nationwide SAT -- Money Market Fund . . . . . . . . . . . . . .                       11,053             13.652006         150,896
  Nationwide SAT -- Total Return Fund . . . . . . . . . . . . . .                        1,202             17.312690          20,811
  Neuberger & Berman -- Growth Portfolio  . . . . . . . . . . . .                        5,016             17.608267          88,323
  Neuberger & Berman -- Limited Maturity Bond Portfolio . . . . .                        3,923             14.475203          56,786
  Oppenheimer -- Global Securities Fund . . . . . . . . . . . . .                        1,694             11.358489          19,241
  Strong VIP -- Strong Special Fund II  . . . . . . . . . . . . .                          223             14.690448           3,276
  TCI Portfolios -- TCI Growth  . . . . . . . . . . . . . . . . .                        9,010             19.544976         176,100
  Van Eck -- Global Bond Fund . . . . . . . . . . . . . . . . . .                           23             12.443161             286
  Van Eck -- Gold and Natural Resources Fund  . . . . . . . . . .                        4,470             11.677805          52,200

Single Premium contracts issued on or after April 16, 1990:
  The Dreyfus Socially Responsible Growth Fund, Inc.  . . . . . .                        1,810             10.722275          19,407
  Dreyfus Stock Index Fund  . . . . . . . . . . . . . . . . . . .                        2,251             10.088849          22,710
  Fidelity VIP -- Equity-Income Portfolio . . . . . . . . . . . .                      323,332             16.234159       5,249,023
  Fidelity VIP -- Growth Portfolio  . . . . . . . . . . . . . . .                      280,939             15.715602       4,415,126
  Fidelity VIP -- High Income Portfolio . . . . . . . . . . . . .                       67,741             18.805616       1,273,911
  Fidelity VIP -- Overseas Portfolio  . . . . . . . . . . . . . .                      412,762             11.700527       4,829,533
  Fidelity VIP-II -- Asset Manager Portfolio  . . . . . . . . . .                      408,876             15.350115       6,276,294
  Nationwide SAT -- Capital Appreciation Fund . . . . . . . . . .                        8,559             11.312336          96,822
  Nationwide SAT -- Government Bond Fund  . . . . . . . . . . . .                      156,063             13.739287       2,144,194
  Nationwide SAT -- Money Market Fund . . . . . . . . . . . . . .                    1,309,314             11.534440      15,102,204
  Nationwide SAT -- Total Return Fund . . . . . . . . . . . . . .                      120,485             15.031721       1,811,097
  Neuberger & Berman -- Growth Portfolio  . . . . . . . . . . . .                      115,954             12.508337       1,450,392
  Neuberger & Berman -- Limited Maturity Bond Portfolio . . . . .                       82,503             12.496729       1,031,018
  Neuberger & Berman -- Partners Portfolio  . . . . . . . . . . .                        5,109             10.018146          51,183
  Oppenheimer -- Bond Fund  . . . . . . . . . . . . . . . . . . .                       47,345             13.903136         658,244
  Oppenheimer -- Global Securities Fund . . . . . . . . . . . . .                      121,746             11.309050       1,376,832
  Oppenheimer -- Multiple Strategies Fund . . . . . . . . . . . .                      111,321             13.693997       1,524,429
  Strong VIP -- Strong Discovery Fund II, Inc.  . . . . . . . . .                       91,405             12.144445       1,110,063
  Strong VIP -- Strong Special Fund II, Inc.  . . . . . . . . . .                      118,446             14.552799       1,723,721
  TCI Portfolios -- TCI Balanced  . . . . . . . . . . . . . . . .                       49,551             10.801955         535,248
  TCI Portfolios -- TCI Growth  . . . . . . . . . . . . . . . . .                      198,216             13.226279       2,621,660
  TCI Portfolios -- TCI International Fund  . . . . . . . . . . .                       25,205              9.392654         236,742
  Van Eck -- Global Bond Fund . . . . . . . . . . . . . . . . . .                       37,371             12.237880         457,342
  Van Eck -- Gold and Natural Resources Fund  . . . . . . . . . .                       96,291             12.988341       1,250,660

Multiple Payment contracts and Flexible Premium contracts:
  The Dreyfus Socially Responsible Growth Fund, Inc.  . . . . . .                       19,208             10.788547         207,226
  Dreyfus Stock Index Fund  . . . . . . . . . . . . . . . . . . .                       52,892             10.151919         536,955
  Fidelity VIP -- Equity-Income Portfolio . . . . . . . . . . . .                      313,251             16.576413       5,192,578
  Fidelity VIP -- Growth Portfolio  . . . . . . . . . . . . . . .                      557,100             15.828463       8,818,037
  Fidelity VIP -- High Income Portfolio . . . . . . . . . . . . .                      123,032             17.428943       2,144,318
  Fidelity VIP -- Overseas Portfolio  . . . . . . . . . . . . . .                      395,360             12.540728       4,958,102
  Fidelity VIP-II -- Asset Manager Portfolio  . . . . . . . . . .                      521,838             13.774855       7,188,243
  Nationwide SAT -- Capital Appreciation Fund . . . . . . . . . .                       83,892             11.465403         961,856
  Nationwide SAT -- Government Bond Fund  . . . . . . . . . . . .                       55,992             12.720514         712,247
  Nationwide SAT -- Money Market Fund . . . . . . . . . . . . . .                      772,913             11.176411       8,638,393
  Nationwide SAT -- Total Return Fund . . . . . . . . . . . . . .                      430,902             14.205723       6,121,274
  Neuberger & Berman -- Growth Portfolio  . . . . . . . . . . . .                      168,359             12.214794       2,056,471
  Neuberger & Berman -- Limited Maturity Bond Portfolio . . . . .                      114,924             11.900389       1,367,640
  Neuberger & Berman -- Partners Portfolio  . . . . . . . . . . .                       23,346             10.038887         234,368
  Oppenheimer -- Bond Fund  . . . . . . . . . . . . . . . . . . .                       82,713             13.065574       1,080,693
  Oppenheimer -- Global Securities Fund . . . . . . . . . . . . .                      248,498             11.379737       2,827,842
  Oppenheimer -- Multiple Strategies Fund . . . . . . . . . . . .                       97,117             13.372968       1,298,743
  Strong VIP -- Strong Discovery Fund II, Inc.  . . . . . . . . .                      102,169             12.307607       1,257,456
  Strong VIP -- Strong Special Fund II, Inc.  . . . . . . . . . .                      232,802             14.748256       3,433,423
  TCI Portfolios -- TCI Balanced  . . . . . . . . . . . . . . . .                       35,010             10.948128         383,294
  TCI Portfolios -- TCI Growth  . . . . . . . . . . . . . . . . .                      204,938             12.417011       2,544,717
  TCI Portfolios -- TCI International . . . . . . . . . . . . . .                       25,025              9.412116         235,538
  Van Eck -- Global Bond Fund . . . . . . . . . . . . . . . . . .                       63,390             11.388987         721,948
  Van Eck -- Gold and Natural Resources Fund  . . . . . . . . . .                       93,221             14.178501       1,321,734
                                                                                     =========             =========    ------------
                                                                                                                        $120,977,621
                                                                                                                        ============




See accompanying notes to financial statements

================================================================================

                       NATIONWIDE VLI SEPARATE ACCOUNT-2

         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                1994             1993             1992
                                                            ------------     ------------      -----------
INVESTMENT ACTIVITY:
   Reinvested capital gains and dividends .............     $  3,376,057          974,676          604,541
   Gain (loss) on investments:                              ------------     ------------      -----------
      Proceeds from redemption of mutual fund shares...      184,340,809      115,961,691       40,509,633
      Cost of mutual fund shares sold .................     (184,441,475)    (113,135,035)     (39,859,527)
                                                            ------------     ------------      -----------
      Realized gain (loss) on investments .............         (100,666)       2,826,656          650,106
      Change in unrealized gain (loss) on investments..       (3,604,010)       1,224,589          (62,290)
                                                            ------------     ------------      -----------
        Net gain (loss) on investments ................       (3,704,676)       4,051,245          587,816
                                                            ------------     ------------      -----------
                    Net investment activity ...........         (328,619)       5,025,921        1,192,357
                                                            ------------     ------------      -----------

EQUITY TRANSACTIONS:
   Purchase payments received from contract owners ....       77,172,455       31,008,045       10,528,830
   Surrenders (note 2d) ...............................       (1,308,994)        (559,275)        (466,222)
   Death benefits (note 4) ............................          (15,398)        (360,580)         (75,324)
   Policy loans (net of repayments) (note 5) ..........       (2,980,396)      (1,781,013)        (974,590)
                                                            ------------     ------------      -----------
                    Net equity transactions ...........       72,867,667       28,307,177        9,012,694
                                                            ------------     ------------      -----------

EXPENSES:
   Deductions for surrender charges (note 2d) .........         (116,899)         (24,490)         (18,062)
   Redemptions to pay cost of insurance charges
      and administrative charges (notes 2b and 2c) ....       (5,382,393)      (1,539,443)        (390,248)
   Deductions for asset charges (note 3) ..............         (879,737)        (430,173)        (219,427)
                                                            ------------     ------------      -----------
                    Total expenses ....................       (6,379,029)      (1,994,106)        (627,737)
                                                            ------------     ------------      -----------

NET CHANGE IN CONTRACT OWNERS' EQUITY .................       66,160,019       31,338,992        9,577,314
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD ...........       54,817,602       23,478,610       13,901,296
                                                            ------------     ------------      -----------
CONTRACT OWNERS' EQUITY END OF PERIOD .................     $120,977,621       54,817,602       23,478,610
                                                            ============     ============      ===========

See accompanying notes to financial statements.

================================================================================

================================================================================

                       NATIONWIDE VLI SEPARATE ACCOUNT-2

                          NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) Organization

      The Nationwide VLI Separate Account--2 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on May 7, 1987. The Account has been registered as a unit investment trust under the Investment Company Act of 1940.

   (b) The Contracts

      Prior to December 31, 1990, only single premium life insurance contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees, were offered for purchase. Beginning December 31, 1990, multiple payment life insurance contracts and flexible premium life insurance contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees, are offered for purchase. See note 2 for a discussion of policy charges.

      Contract owners may invest in the following:

      The Dreyfus Socially Responsible Growth Fund, Inc. (DrySRGro)

      Dreyfus Stock Index Fund (DryStkIx)(formerly Dreyfus Life and Annuity Index Fund, Inc. (DLAI))

      Portfolios of the Fidelity Variable Insurance Products Fund (Fidelity
      VIP);

           Fidelity VIP -- Equity-Income Portfolio (FidEqInc)
           Fidelity VIP -- Growth Portfolio (FidGro)
           Fidelity VIP -- High Income Portfolio (FidHiInc)
           Fidelity VIP -- Overseas Portfolio (FidOSeas)

      Portfolio of the Fidelity Variable Insurance Products Fund II (Fidelity VIP-II)

           Fidelity VIP-II -- Asset Manager Portfolio (FidAsMgr)

      Funds of the Nationwide Separate Account Trust (Nationwide SAT) (managed for a fee by an affiliated investment adviser);

           Nationwide SAT -- Capital Appreciation Fund (NWCapApp)
           Nationwide SAT -- Government Bond Fund (NWGvtBd)
           Nationwide SAT -- Money Market Fund (NWMyMkt)
           Nationwide SAT -- Total Return Fund (NWTotRet)

      Portfolios of the Neuberger & Berman Advisers Management Trust (Neuberger & Berman);

           Neuberger & Berman -- Growth Portfolio (NBGro)
           Neuberger & Berman -- Limited Maturity Bond Portfolio (NBLtdMat) Neuberger & Berman -- Partners Portfolio (NBPart)

      Funds of the Oppenheimer Variable Account Funds (Oppenheimer);

           Oppenheimer -- Bond Fund (OppBdFd)
           Oppenheimer -- Global Securities Fund (OppGlSec)
           Oppenheimer -- Multiple Strategies Fund (OppMult)

      Funds of the Strong Variable Insurance Products Funds (Strong VIP);

           Strong VIP -- Strong Discovery Fund II, Inc. (StDisc2)
           Strong VIP -- Strong Special Fund II, Inc. (StSpec2)

      Portfolios of the TCI Portfolios, Inc. (TCI Portfolios);

           TCI Portfolios -- TCI Balanced (TCIBal)
           TCI Portfolios -- TCI Growth (TCIGro)
           TCI Portfolios -- TCI International (TCIInt)

      Funds of the Van Eck Investment Trust (Van Eck);

           Van Eck -- Global Bond Fund (VEGlobBd)
           Van Eck -- Gold and Natural Resources Fund (VEGoldNR)

      At December 31, 1994, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund and certain policy charges (see note 2). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

   (c) Security Valuation, Transactions and Related Investment Income

      The market value of investments is based on the closing net asset value per share at December 31, 1994. Fund purchases and sales are accounted for on the trade date (date the order to buy or sell is executed). The cost of investments sold is determined on a specific identification basis, and dividends (which include capital gain distributions) are accrued as of the ex-dividend date.

   (d) Federal Income Taxes

      The operations of the Account form a part of, and are taxed with, the operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code.

      Currently, no charge is being made to the Account for Federal income taxes, or reserves for such taxes, which may be attributed to the Account. However, the Company reserves the right to make such charges in the future.

(2) POLICY CHARGES

   (a) Deductions from Premiums

      On multiple payment contracts and flexible premium contracts, the Company deducts a charge for state premium taxes equal to 2.5% of all premiums received to cover the payment of these premium taxes. The Company also deducts a sales load from each premium payment received not to exceed 3.5% of each premium payment. The Company may at its sole discretion reduce this sales loading.

   (b) Cost of Insurance

      A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

   (c) Administrative Charges

      For single premium contracts, the Company deducts an annual administrative charge which is determined as follows:

      Contracts issued prior to April 16, 1990:
         Purchase payments totalling less than $25,000 - $10/month Purchase payments totalling $25,000 or more - none

      Contracts issued on or after April 16, 1990:

         Purchase payments totalling less than $25,000 - $90/year ($65/year in New York)
         Purchase payments totalling $25,000 or more - $50/year

      For multiple payment contracts, the Company currently deducts a monthly administrative charge of $5 (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses.

      For flexible premium contracts, the Company currently deducts a monthly administrative charge of $25 during the first policy year and $5 per month thereafter (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses. Additionally, the Company deducts an increase charge of $2.04 per year per $1,000 applied to any increase in the specified amount during the first 12 months after the increase becomes effective.

      The above charges are assessed against each contract by liquidating units.

   (d) Surrenders

      Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The charge is determined according to contract type.

      For single premium contracts, the charge is determined based upon a specified percentage of the original purchase payment. For single premium contracts issued prior to April 16, 1990, the charge is 8% in the first year and declines to 0% after the ninth year. For single premium contracts issued on or after April 16, 1990, the charge is 8.5% in the first year, and declines to 0% after the ninth year.

      For multiple payment contracts and flexible premium contracts, the amount charged is based upon a specified percentage of the initial surrender charge, which varies by issue age, sex and rate class. The charge is 100% of the initial surrender charge in the first year, declining to 0% after the ninth year.

      The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred.

(3) ASSET CHARGES

      For single premium contracts, the Company deducts a charge from the contract to cover mortality and expense risk charges related to operations, and to recover policy maintenance and premium tax charges. For contracts issued prior to April 16, 1990, the charge is equal to an annual rate of .95% during the first ten policy years, and .50% thereafter. A reduction of charges on these contracts is possible in policy years six through ten for those contracts achieving certain investment performance criteria. For single premium contracts issued on or after April 16, 1990, the charge is equal to an annual rate of 1.30% during the first ten policy years, and 1.00% thereafter.

      For multiple payment contracts and flexible premium contracts the Company deducts a charge equal to an annual rate of .80%, with certain exceptions, to cover mortality and expense risk charges related to operations.

      The above charges are assessed through the daily unit value calculation.

(4) DEATH BENEFITS

      Death benefits result in a redemption of the contract value from the Account and payment of the death benefit proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. The excess of the death benefit proceeds over the contract value on the date of death is paid by the Company's general account.

(5) POLICY LOANS (NET OF REPAYMENTS)

      Contract provisions allow contract owners to borrow up to 90% (50% during first year of single premium contracts) of a policy's cash surrender value. For single premium contracts issued prior to April 16, 1990, 6.5% interest is due and payable annually in advance. For single premium contracts issued on or after April 16, 1990, multiple payment contracts and flexible premium contracts, 6% interest is due and payable in advance on the policy anniversary when there is a loan outstanding on the policy.

      At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Loan repayments result in a transfer of collateral, including interest, back to the Account.

(6) SCHEDULE I

      Schedule I presents the components of the change in the unit values, which are the basis for determining contract owners' equity. This schedule is presented for each series, as applicable, in the following format:

           - Beginning unit value - Jan. 1

           - Reinvested dividends and capital gains
             (This amount reflects the increase in the unit value due to dividend and capital gain distributions from the underlying mutual fund.)

           - Unrealized gain (loss)
             (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the fund.)

           - Asset charges
             (This amount reflects the decrease in the unit value due to the charges discussed in note 3.)

           - Ending unit value - Dec. 31

           - Percentage increase (decrease) in unit value.


================================================================================

                                                                      SCHEDULE I

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

             SINGLE PREMIUM CONTRACTS ISSUED PRIOR TO APRIL 16, 1990

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                             FIDEQINC       FIDGRO        FIDHIINC      FIDOSEAS      FIDASMGR      NWGVTBD
                                            ----------     ---------     ---------     ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1              $18.583057     22.785679     18.612185     16.009316     16.778042     17.168348
----------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains       1.395798      1.371061      1.706032       .082663       .815806      1.079469
----------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       (.087894)    (1.381165)    (1.991707)      .196908     (1.832732)    (1.633239)
----------------------------------------------------------------------------------------------------------------------------
 Asset charges                                (.182428)     (.209109)     (.174836)     (.157021)     (.153576)     (.157543)
----------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                $19.708533     22.566466     18.151674     16.131866     15.607540     16.457035
----------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                                6%           (1)%          (2)%           1%           (7)%          (4)%
============================================================================================================================

1993
 Beginning unit value - Jan. 1              $15.870837     19.270345     15.591886     11.777024     13.992516     15.826033
----------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains        .463717       .428707      1.282532       .275295       .649736      1.013212
----------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       2.415095      3.287237      1.901458      4.091447      2.280467       .488744
----------------------------------------------------------------------------------------------------------------------------
 Asset charges                                (.166592)     (.200610)     (.163691)     (.134450)     (.144677)     (.159641)
----------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                $18.583057     22.785679     18.612185     16.009316     16.778042     17.168348
----------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                               17%           18%           19%           36%           20%            8%
============================================================================================================================

1992
 Beginning unit value - Jan. 1              $13.697404     17.795954     12.791968     13.316077     12.626216     14.812100
----------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains        .489013       .461042      1.083931       .182793       .643268      1.584012
----------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       1.823212      1.181841      1.855998     (1.599225)      .849351      (.425439)
----------------------------------------------------------------------------------------------------------------------------
 Asset charges                                (.138792)     (.168492)     (.140011)     (.122621)     (.126319)     (.144640)
----------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                $15.870837     19.270345     15.591886     11.777024     13.992516     15.826033
----------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                               16%            8%           22%          (12)%          11%            7%
============================================================================================================================

*An annualized rate of return cannot be determined as asset charges do not include the policy charges described in note 2.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

             SINGLE PREMIUM CONTRACTS ISSUED PRIOR TO APRIL 16, 1990

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                                           NWMYMKT        NWTOTRET       NBGRO        NBLTDMAT      OPPGLSEC      STSPEC2
                                          ----------     ---------     ---------     ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1            $13.267517     17.291720     18.709214     14.635617     12.162716     14.315226
--------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains      .512535       .875020      2.255334       .618309       .214436       .411358
--------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                      .000000      (.688478)    (3.185612)     (.641424)     (.903773)      .103258
--------------------------------------------------------------------------------------------------------------------------
 Asset charges                              (.128046)     (.165572)     (.170669)     (.137299)     (.114890)     (.139394)
--------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31              $13.652006     17.312690     17.608267     14.475203     11.358489     14.690448
--------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                              3%            0%           (6)%          (1)%          (7)%           3%
==========================================================================================================================

1993
 Beginning unit value - Jan. 1            $13.035884     15.738275     17.686598     13.856975         **            **
--------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains      .357335       .643850       .409995       .569917
--------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                      .000000      1.067081       .782366       .345457
--------------------------------------------------------------------------------------------------------------------------
 Asset charges                              (.125702)     (.157486)     (.169745)     (.136732)
--------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31              $13.267517     17.291720     18.709214     14.635617
--------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                              2%           10%            6%            6%
==========================================================================================================================

1992
 Beginning unit value - Jan. 1            $12.726690     14.687309     16.300625     13.300964         **            **
--------------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains      .431470       .553999       .174368       .639966
--------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                      .000000       .639905      1.366598       .044916
--------------------------------------------------------------------------------------------------------------------------
 Asset charges                              (.122276)     (.142938)     (.154993)     (.128871)
--------------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31              $13.035884     15.738275     17.686598     13.856975
--------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                              2%            7%            9%            4%
==========================================================================================================================


                                                TCIGRO        VEGLOBBD      VEGOLDNR
                                               ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1                 19.964524     12.729709     12.382561
------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .002137       .051271       .062321
------------------------------------------------------------------------------------
 Unrealized gain (loss)                         (.236035)     (.220753)     (.652194)
------------------------------------------------------------------------------------
 Asset charges                                  (.185650)     (.117066)     (.114883)
------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                   19.544976     12.443161     11.677805
------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                                 (2)%          (2)%          (6)%
====================================================================================

1993
 Beginning unit value - Jan. 1                 18.270571         **         7.583732
------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .049805                     .035765
------------------------------------------------------------------------------------
 Unrealized gain (loss)                         1.825395                    4.857738
------------------------------------------------------------------------------------
 Asset charges                                  (.181247)                   (.094674)
------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                   19.964524                   12.382561
------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                                   9%                         63%
====================================================================================

1992
 Beginning unit value - Jan. 1                 18.695945         **         7.983003
------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .118729                     .036024
------------------------------------------------------------------------------------
 Unrealized gain (loss)                         (.376601)                   (.359988)
------------------------------------------------------------------------------------
 Asset charges                                  (.167502)                   (.075307)
------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                   18.270571                    7.583732
------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value*                                  (2)%                        (5)%
====================================================================================


 *An annualized rate of return cannot be determined as asset charges do not include the policy charges discussed in note 2.

**This investment option was not being utilized.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

           SINGLE PREMIUM CONTRACTS ISSUED ON OR AFTER APRIL 16, 1990

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                               DRYSRGRO          DRYSTKIX       FIDEQINC       FIDGRO        FIDHIINC
                                              ----------         ---------      ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1                $10.702403         10.131165      15.360584     15.923752     19.350153
---------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .276372           .283260       1.152726       .957853      1.773098
---------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                         (.117327)         (.195255)      (.073161)     (.966373)    (2.069306)
---------------------------------------------------------------------------------------------------------------------
 Asset charges                                  (.139173)         (.130321)      (.205990)     (.199630)     (.248329)
---------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                  $10.722275         10.088849      16.234159     15.715602     18.805616
---------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                              0%                0%             6%           (1)%          (3)%
=====================================================================================================================

1993
 Beginning unit value - Jan. 1                     **           $10.000000      13.165400     13.515048     16.267831
---------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                           1.497818        .383884       .300564      1.337665
---------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                          (1.334006)      2.000061      2.300317      1.977956
---------------------------------------------------------------------------------------------------------------------
 Asset charges                                                    (.032647)      (.188761)     (.192177)     (.233299)
---------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                                    $10.131165      15.360584     15.923752     19.350153
---------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                               1%(b)          17%            18%           19%
=====================================================================================================================

1992
 Beginning unit value - Jan. 1                     **                **        $11.404102     12.526775     13.395420
---------------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                                           .406294       .324413      1.134645
---------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                                          1.514696       .827788      1.940375
---------------------------------------------------------------------------------------------------------------------
 Asset charges                                                                   (.159692)     (.163928)     (.202609)
---------------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                                                   $13.165400     13.515048     16.267831
---------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                                             15%            8%            21%
=====================================================================================================================

                                               FIDOSEAS         FIDASMGR      NWCAPAPP
                                              ---------        ---------     ---------
1994
 Beginning unit value - Jan. 1                11.652241        16.559029     11.563943
--------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .060146          .804872       .182742
--------------------------------------------------------------------------------------
 Unrealized gain (loss)                         .144272        (1.806726)     (.286826)
--------------------------------------------------------------------------------------
 Asset charges                                 (.156132)        (.207060)     (.147523)
--------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                  11.700527        15.350115     11.312336
--------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                             0%              (7)%          (2)%
======================================================================================

1993
 Beginning unit value - Jan. 1                 8.602313        13.859040     10.688742
--------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .201014          .643313       .260088
--------------------------------------------------------------------------------------
 Unrealized gain (loss)                        2.983042         2.252405       .755302
--------------------------------------------------------------------------------------
 Asset charges                                 (.134128)        (.195729)     (.140189)
--------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                  11.652241        16.559029     11.563943
--------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                             35%           19%              8%
======================================================================================

1992
 Beginning unit value - Jan. 1                 9.762186        12.551604     10.000000
--------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .133959          .639230       .116911
--------------------------------------------------------------------------------------
 Unrealized gain (loss)                       (1.169584)         .841759       .662491
--------------------------------------------------------------------------------------
 Asset charges                                 (.124248)        (.173553)     (.090660)
--------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                   8.602313        13.859040     10.688742
--------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                            (12%)            10%            7%(b)
======================================================================================

   *An annualized rate of return cannot be determined as:

    (a) Asset charges do not include the policy charges discussed in note 2;
        and

    (b) This investment option was not utilized for the entire year indicated.

  **This investment option was not available.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

           SINGLE PREMIUM CONTRACTS ISSUED ON OR AFTER APRIL 16, 1990

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                          NWGVTBD        NWMYMKT       NWTOTRET       NBGRO
                                                         ----------     ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1                           $14.383265     11.249231     15.066007     13.336899
-------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                     .902346       .433762       .760244      1.607088
-------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                   (1.366016)      .000000      (.597472)    (2.269450)
-------------------------------------------------------------------------------------------------------------
 Asset charges                                             (.180308)     (.148553)     (.197058)     (.166200)
-------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                             $13.739287     11.534440     15.031721     12.508337
-------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                        (4)%           3%            0%           (6)%
=============================================================================================================

1993
 Beginning unit value - Jan. 1                           $13.305926     11.092030     13.761364     12.652864
-------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                     .849957       .303567       .561430       .293188
-------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                     .410720       .000000       .931322       .556715
-------------------------------------------------------------------------------------------------------------
 Asset charges                                             (.183338)     (.146366)     (.188109)     (.165868)
-------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                              14.383265     11.249231     15.066007     13.336899
-------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                        8%            1%            9%            5%
=============================================================================================================

1992
 Beginning unit value - Jan. 1                           $12.499106     10.868645     12.889484     11.704085
-------------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                    1.333128       .367907       .484903       .125129
-------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                    (.357624)      .000000       .560353       .977464
-------------------------------------------------------------------------------------------------------------
 Asset charges                                             (.168684)     (.144522)     (.173376)     (.153814)
-------------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                             $13.305926     11.092030     13.761364     12.652864
-------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                        6%            2%            7%            8%
=============================================================================================================



                                                      NBLTDMAT      NBPART        OPPBDFD          OPPGLSEC
                                                     ---------     ---------     ---------        ---------
1994
 Beginning unit value - Jan. 1                       12.679406     10.000000     14.362878        12.152136
-----------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .535454       .000000       .809172          .214078
-----------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                               (.555628)      .072562     (1.086058)        (.900362)
-----------------------------------------------------------------------------------------------------------
 Asset charges                                        (.162503)     (.054416)     (.182856)        (.156802)
-----------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         12.496729     10.018146     13.903136        11.309050
-----------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                   (1)%           0%           (3)%             (7)%
===========================================================================================================

1993
 Beginning unit value - Jan. 1                       12.047601        **         12.872824        10.000000
-----------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .495297                     .894915          .000000
-----------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                .298894                     .774891         2.187580
-----------------------------------------------------------------------------------------------------------
 Asset charges                                        (.162386)                   (.179752)        (.035444)
-----------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         12.679406                   14.362878        12.152136
-----------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                   5%                           12%            22%(b)
===========================================================================================================

1992
 Beginning unit value - Jan. 1                       11.606586        **         12.247292            **
-----------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .558129                     .965315
-----------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                .038299                    (.174660)
-----------------------------------------------------------------------------------------------------------
 Asset charges                                        (.155413)                   (.165123)
-----------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         12.047601                   12.872824
-----------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
   in unit value* (a)                                   4%                            5%
===========================================================================================================

   *An annualized rate of return cannot be determined as:

    (a) Asset charges do not include the policy charges discussed in note 2;
        and

    (b) This investment option was not utilized for the entire year indicated.

  **This investment option was not available.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

           SINGLE PREMIUM CONTRACTS ISSUED ON OR AFTER APRIL 16, 1990

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                               OPPMULT       STDISC2          STSPEC2          TCIBAL
                                             ----------     ---------        ---------        ---------
1994
 Beginning unit value - Jan. 1               $14.148115     13.003547        14.230663        10.876445
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .720350       .971167          .407898          .260556
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                        (.993926)    (1.670283)         .103521         (.194370)
-------------------------------------------------------------------------------------------------------
 Asset charges                                 (.180542)     (.159986)        (.189283)        (.140676)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                 $13.693997     12.144445        14.552799        10.801955
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                          (3)%          (7)%              2%              (1)%
=======================================================================================================

1993
 Beginning unit value - Jan. 1               $12.362293     10.796269        11.518529        10.232336
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .546245       .809234          .057229          .193813
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                        1.411883      1.546688         2.823424          .587650
-------------------------------------------------------------------------------------------------------
 Asset charges                                 (.172306)     (.148644)        (.168519)        (.137354)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                 $14.148115     13.003547        14.230663        10.876445
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                          14%              20%              24%               6%
=======================================================================================================

1992
 Beginning unit value - Jan. 1               $11.492307     10.000000        10.000000        10.000000
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains         .523482       .686609          .254111          .088862
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                         .502568       .192175         1.351260          .231816
-------------------------------------------------------------------------------------------------------
 Asset charges                                 (.156064)     (.082515)        (.086842)        (.088342)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                 $12.362293     10.796269        11.518529        10.232336
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                           8%           8%(b)           15%(b)            2%(b)
=======================================================================================================



                                                      TCIGRO       TCIINT       VEGLOBBD       VEGOLDNR
                                                    ---------     ---------     ---------     ---------
1994
 Beginning unit value - Jan. 1                      13.557427     10.000000     12.563474     13.820369
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains               .001450       .000000       .050533       .069418
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                              (.160376)     (.554327)     (.218292)     (.726294)
-------------------------------------------------------------------------------------------------------
 Asset charges                                       (.172222)     (.053019)     (.157835)     (.175152)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                        13.226279      9.392654     12.237880     12.988341
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                                (2)%          (6)%          (3)%          (6)%
=======================================================================================================

1993
 Beginning unit value - Jan. 1                      12.451309         **        11.809827      8.494453
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains               .033826                     .949184       .039957
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                              1.241015                    (.037350)     5.430795
-------------------------------------------------------------------------------------------------------
 Asset charges                                       (.168723)                   (.158187)     (.144836)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                        13.557427                   12.563474     13.820369
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                                 9%                          6%           63%
=======================================================================================================

1992
 Beginning unit value - Jan. 1                      12.787927         **        12.636322      8.974487
-------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains               .081089                    1.071867       .040438
-------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                              (.259357)                  (1.734743)     (.403465)
-------------------------------------------------------------------------------------------------------
 Asset charges                                       (.158350)                   (.163619)     (.117007)
-------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                        12.451309                   11.809827      8.494453
-------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                                (3)%                        (7)%          (5)%
=======================================================================================================


    *An annualized rate of return cannot be determined as:

     (a) Asset charges do not include the policy charges discussed in note 2;
         and

     (b) This investment option was not utilized for the entire year indicated.

   **This investment option was not available.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

            MULTIPLE PAYMENT CONTRACTS AND FLEXIBLE PREMIUM CONTRACTS

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                               DRYSRGRO          DRYSTKIX         FIDEQINC       FIDGRO
                                              ----------        ---------         ---------     ---------
1994
 Beginning unit value - Jan. 1                $10.715005        10.143796         15.606442     15.958341
---------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .278073          .284601          1.172669       .960381
---------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                         (.118575)        (.195976)         (.073581)     (.966828)
---------------------------------------------------------------------------------------------------------
 Asset charges                                  (.085956)        (.080502)         (.129117)     (.123431)
---------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                  $10.788547        10.151919         16.576413     15.828463
---------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
    in unit value* (a)                             1%               0%                6%           (1)%
=========================================================================================================

1993
 Beginning unit value - Jan. 1                $10.000000        10.000000         13.308899     13.476298
---------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains          .031142         1.499665           .389191       .299849
---------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                          .703426        (1.335764)         2.026087      2.300419
---------------------------------------------------------------------------------------------------------
 Asset charges                                  (.019563)        (.020105)         (.117735)     (.118225)
---------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                  $10.715005        10.143796         15.606442     15.958341
---------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
 in unit value* (a)                              7%(b)             1%(b)             17%           18%
=========================================================================================================

1992
 Beginning unit value - Jan. 1                      **                **         $11.469514     12.426998
---------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                                             .409816       .321995
---------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                                                            1.527971       .826930
---------------------------------------------------------------------------------------------------------
 Asset charges                                                                     (.098402)     (.099625)
---------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                                                     $13.308899     13.476298
---------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
    in unit value* (a)                                                               16%            8%
=========================================================================================================




                                                   FIDHIINC      FIDOSEAS         FIDASMGR      NWCAPAPP
                                                  ---------     ---------        ---------     ---------
1994
 Beginning unit value - Jan. 1                    17.844401     12.426854        14.785784     11.662121
--------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains            1.635883       .064174          .719044       .184927
--------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                           (1.910067)      .152413        (1.615920)     (.289863)
--------------------------------------------------------------------------------------------------------
 Asset charges                                     (.141274)     (.102713)        (.114053)     (.091782)
--------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      17.428943     12.540728        13.774855     11.465403
--------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
    in unit value* (a)                               (2)%           1%              (7)%          (2)%
========================================================================================================

1993
 Beginning unit value - Jan. 1                    14.926526      9.128094        12.312732     10.725293
--------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains            1.227974       .213405          .571816       .261975
--------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                            1.821967      3.173177         2.008516       .761628
--------------------------------------------------------------------------------------------------------
 Asset charges                                     (.132066)     (.087822)        (.107280)     (.086775)
--------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      17.844401     12.426854        14.785784     11.662121
--------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
    in unit value* (a)                               20%           36%              20%            9%
========================================================================================================

1992
 Beginning unit value - Jan. 1                    12.228193     10.305868        11.094195     10.000000
--------------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains            1.036312       .141492          .565299       .117198
--------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                            1.775349     (1.238908)         .747233       .663590
--------------------------------------------------------------------------------------------------------
 Asset charges                                     (.113328)     (.080358)        (.093995)     (.055495)
--------------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      14.926526      9.128094        12.312732     10.725293
--------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
    in unit value* (a)                               22%          (11)%             11%            7%(b)
========================================================================================================

    *An annualized rate of return cannot be determined as:

     (a) Asset charges do not include the policy charges discussed in note 2;
     and

     (b) This investment option was not utilized for the entire year indicated.

   **This investment option was not available.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

            MULTIPLE PAYMENT CONTRACTS AND FLEXIBLE PREMIUM CONTRACTS

                       SCHEDULES OF CHANGES IN UNIT VALUES

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                             NWGVTBD       NWMYMKT      NWTOTRET       NBGRO
                                            ----------    ---------    ---------     ---------
1994
 Beginning unit value - Jan. 1              $13.250482    10.845265    14.167308     12.959107
----------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains        .833925      .419275      .717782      1.562441
----------------------------------------------------------------------------------------------
 Unrealized gain (loss)                      (1.261429)     .000000     (.565055)    (2.207122)
----------------------------------------------------------------------------------------------
 Asset charges                                (.102464)    (.088129)    (.114312)     (.099632)
----------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                $12.720514    11.176411    14.205723     12.214794
----------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                         (4)%          3%           0%          (6)%
==============================================================================================

1993
 Beginning unit value - Jan. 1              $12.196370    10.639809    12.875439     12.232618
----------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains        .781559      .291848      .527331       .283612
----------------------------------------------------------------------------------------------
 Unrealized gain (loss)                        .376228      .000000      .873117       .541815
----------------------------------------------------------------------------------------------
 Asset charges                                (.103675)    (.086392)    (.108579)     (.098938)
----------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                $13.250482    10.845265    14.167308     12.959107
----------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                          9%           2%           10%          6%
==============================================================================================

1992
 Beginning unit value - Jan. 1               11.398284    10.372248    11.998073     11.257546
----------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains       1.220229      .351875      .453040       .120449
----------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       (.327900)     .000000      .523204       .945268
----------------------------------------------------------------------------------------------
 Asset charges                                (.094243)    (.084314)    (.098878)     (.090645)
----------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                 12.196370    10.639809    12.875439     12.232618
----------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                          7%           3%            7%           9%
==============================================================================================


                                            NBLTDMAT      NBPART        OPPBDFD     OPPGLSEC
                                            ---------    ---------    ---------    ---------
1994
 Beginning unit value - Jan. 1              12.014277    10.000000    13.430475    12.167250
--------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains       .507651      .000000      .759284      .214589
--------------------------------------------------------------------------------------------
 Unrealized gain (loss)                      (.526553)     .072401    (1.018698)    (.905246)
--------------------------------------------------------------------------------------------
 Asset charges                               (.094986)    (.033514)    (.105487)    (.096856)
--------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                11.900389    10.038887    13.065574    11.379737
--------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                        (1)%         0%           (3)%         (6)%
============================================================================================

1993
 Beginning unit value - Jan. 1              11.358230       **        11.976650    10.000000
--------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains       .467224                   .835328      .000000
--------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       .283278                   .721678     2.189077
--------------------------------------------------------------------------------------------
 Asset charges                               (.094455)                 (.103181)    (.021827)
--------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                12.014277                 13.430475    12.167250
--------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                         6%                         12%       22%(b)
============================================================================================

1992
 Beginning unit value - Jan. 1              10.886535       **        11.336437        **
--------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains       .523915                   .896156
--------------------------------------------------------------------------------------------
 Unrealized gain (loss)                       .037093                  (.162290)
--------------------------------------------------------------------------------------------
 Asset charges                               (.089313)                 (.093653)
--------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                11.358230                 11.976650
--------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value* (a)                         4%                         6%
============================================================================================

    *An annualized rate of return cannot be determined as:

     (a) Asset charges do not include the policy charges discussed in note 2;
     and

     (b) This investment option was not utilized for the entire year indicated.

 **This investment option was not available.

                        NATIONWIDE VLI SEPARATE ACCOUNT-2

            MULTIPLE PAYMENT CONTRACTS AND FLEXIBLE PREMIUM CONTRACTS

                       SCHEDULES OF CHANGES IN UNIT VALUES

                     YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                    OPPMULT       STDISC2      STSPEC2        TCIBAL
                                                  ----------     ---------    ---------     ---------
1994
 Beginning unit value - Jan. 1                    $13.747705     13.112678    14.350073     10.968814
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains              .702216       .983647      .412806       .263602
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                             (.968729)    (1.689193)     .103139      (.196764)
-----------------------------------------------------------------------------------------------------
 Asset charges                                      (.108224)     (.099525)    (.117762)     (.087524)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      $13.372968     12.307607    14.748256     10.948128
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                   (3)%          (6)%         3%            0%
=====================================================================================================

1993
 Beginning unit value - Jan. 1                    $11.952042     10.832134    11.556788     10.267347
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains              .529802       .814568      .057587       .195102
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                             1.368631      1.557980     2.840017       .591395
-----------------------------------------------------------------------------------------------------
 Asset charges                                      (.102770)     (.092004)    (.104319)     (.085030)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      $13.747705     13.112678    14.350073     10.968814
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                   15%           21%          24%            7%
=====================================================================================================

1992
 Beginning unit value - Jan. 1                    $11.054157     10.000000    10.000000     10.000000
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains              .505102       .688214      .254638       .089065
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                              .484754       .194428     1.355307       .232359
-----------------------------------------------------------------------------------------------------
 Asset charges                                      (.091971)     (.050508)    (.053157)     (.054077)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                      $11.952042     10.832134    11.556788     10.267347
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                    8%           8%(b)       16%(b)         3%(b)
=====================================================================================================



                                                       TCIGRO       TCIINT      VEGLOBBD     VEGOLDNR
                                                     ---------    ---------    ---------    ---------
1994
 Beginning unit value - Jan. 1                       12.664593    10.000000    11.633841    15.011706
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .001356      .000000      .046884      .075618
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                               (.149703)    (.555221)    (.201583)    (.791458)
-----------------------------------------------------------------------------------------------------
 Asset charges                                        (.099235)    (.032663)    (.090155)    (.117365)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         12.417011     9.412116    11.388987    14.178501
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                     (2)%         (6)%         (2)%         (6)%
=====================================================================================================

1993
 Beginning unit value - Jan. 1                       11.572833        **       10.880964     9.180337
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .031592                   .876895      .043340
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                               1.156915                  (.034094)    5.884613
-----------------------------------------------------------------------------------------------------
 Asset charges                                        (.096747)                 (.089924)    (.096584)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         12.664593                 11.633841    15.011706
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                      9%                        7%           64%
=====================================================================================================

1992
 Beginning unit value - Jan. 1                       11.824933        **       11.582940     9.649533
-----------------------------------------------------------------------------------------------------
 Reinvested dividends and capital gains                .075139                   .985234      .043570
-----------------------------------------------------------------------------------------------------
 Unrealized gain (loss)                               (.237534)                (1.595322)    (.435683)
-----------------------------------------------------------------------------------------------------
 Asset charges                                        (.089705)                 (.091888)    (.077083)
-----------------------------------------------------------------------------------------------------
 Ending unit value - Dec. 31                         11.572833                 10.880964     9.180337
-----------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
     in unit value*                                     (2)%                      (6)%         (5)%
=====================================================================================================

    *An annualized rate of return cannot be determined as:

     (a) Asset charges do not include the policy charges discussed in note 2;
     and

     (b) This investment option was not utilized for the entire year indicated.

 **This investment option was not available.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company (a wholly owned subsidiary of Nationwide Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Participating insurance and the related surplus are discussed in note 13. The Company and its counsel are of the opinion that the ultimate ownership of the participating surplus in excess of the contemplated equitable policyholder dividends belongs to the shareholder. The accompanying consolidated financial statements are presented on such basis.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

In 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

                                             KPMG Peat Marwick LLP

Columbus, Ohio
February 27, 1995

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                          Consolidated Balance Sheets

                           December 31, 1994 and 1993
                                (000's omitted)

                                     Assets                                                1994                1993
                                     ------                                             -----------         ----------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturities (cost $8,318,865 in 1994)                                        $ 8,045,906                 -
      Equity securities (cost $18,373 in 1994; $8,263 in 1993)                               24,713            16,593
   Fixed maturities held-to-maturity, at amortized cost (fair value $3,602,310
      in 1994; $10,886,820 in 1993)                                                       3,688,787        10,120,978
   Mortgage loans on real estate                                                          4,222,284         3,871,560
   Real estate                                                                              252,681           253,831
   Policy loans                                                                             340,491           315,898
   Other long-term investments                                                               63,914           118,490
   Short-term investments (note 14)                                                         131,643            41,797
                                                                                        -----------       -----------
                                                                                         16,770,419        14,739,147
                                                                                        -----------       -----------

Cash                                                                                          7,436            21,835
Accrued investment income                                                                   220,540           190,886
Deferred policy acquisition costs                                                         1,064,159           811,944
Deferred Federal income tax                                                                  36,515                 -
Other assets                                                                                790,603           636,161
Assets held in Separate Accounts (note 8)                                                12,222,461         9,006,388
                                                                                        -----------       -----------
                                                                                        $31,112,133        25,406,361
                                                                                        ===========       ===========

                      Liabilities and Shareholder's Equity
                      ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                        16,321,461        14,092,255
Policyholders' dividend accumulations                                                       338,058           322,686
Other policyholder funds                                                                     72,770            71,959
Accrued Federal income tax (note 7):
   Current                                                                                   13,126            12,294
   Deferred                                                                                       -            31,659
                                                                                        -----------       -----------
                                                                                             13,126            43,953
                                                                                        -----------       -----------

Other liabilities                                                                           235,778           217,952
Liabilities related to Separate Accounts (note 8)                                        12,222,461         9,006,388
                                                                                        -----------       -----------
                                                                                         29,203,654        23,755,193
                                                                                        -----------       -----------

Shareholder's equity (notes 3, 4, 7 and 13):
   Capital shares, $1 par value.  Authorized 5,000 shares, issued and
     outstanding 3,815 shares                                                                 3,815             3,815
   Paid-in additional capital                                                               622,753           422,753
   Unrealized gains (losses) on securities available-for-sale, net of adjustment to deferred policy acquisition costs of $82,525 ($0 in 1993) and net of
     deferred Federal income tax benefit of $64,425 ($1,583 expense in 1993)               (119,668)            6,747
   Retained earnings                                                                      1,401,579         1,217,853
                                                                                        -----------       -----------
                                                                                          1,908,479         1,651,168
                                                                                        -----------       -----------
Commitments and contingencies (notes 9 and 16)
                                                                                        $31,112,133        25,406,361
                                                                                        ===========       ===========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                       Consolidated Statements of Income

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                            1994             1993             1992
                                                                         ----------       ----------       ----------
Revenues (note 17):
   Traditional life insurance premiums                                   $  209,538          215,715          226,888
   Accident and health insurance premiums                                   324,524          312,655          430,009
   Universal life and investment product policy charges                     239,021          188,057          148,464
   Net investment income (note 5)                                         1,289,501        1,204,426        1,120,157
   Net ceded commissions from disposition of credit life and
     credit accident and health business (note 12)                                -                -           27,115
   Realized gains (losses) on investments (notes 5 and 14)                  (16,384)         113,673          (19,315)
                                                                         ----------       ----------       ----------
                                                                          2,046,200        2,034,526        1,933,318
                                                                         ----------       ----------       ----------
Benefits and expenses:
   Benefits and claims                                                    1,279,763        1,236,906        1,319,735
   Provision for policyholders' dividends on participating
     policies (note 13)                                                      46,061           53,189           61,834
  Amortization of deferred policy acquisition costs                          94,744          102,134           99,197
  Other operating costs and expenses                                        352,402          329,396          321,993
                                                                         ----------       ----------       ----------
                                                                          1,772,970        1,721,625        1,802,759
                                                                         ----------       ----------       ----------
          Income before Federal income tax and cumulative
            effect of changes in accounting principles                      273,230          312,901          130,559
                                                                         ----------       ----------       ----------

Federal income tax (note 7):
   Current expense                                                           79,847           75,124           47,402
   Deferred expense (benefit)                                                 9,657           31,634          (13,660)
                                                                         ----------       ----------       ----------
                                                                             89,504          106,758           33,742
                                                                         ----------       ----------       ----------

          Income before cumulative effect of changes in
            accounting principles                                           183,726          206,143           96,817

Cumulative effect of changes in accounting principles,
   net of tax (note 3)                                                            -            5,365                -
                                                                         ----------       ----------       ----------
          Net income                                                     $  183,726          211,508           96,817
                                                                         ==========       ==========       ==========



         See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                        Unrealized
                                                                      gains (losses)
                                                        Paid-in       on securities                             Total
                                        Capital       additional      available-for-        Retained        shareholder's
                                         shares         capital         sale, net           earnings           equity
                                       ---------      -----------     --------------       ----------       -------------
1992:
   Balance, beginning of year           $  3,815         311,753              96,048          933,179           1,344,795
   Dividends paid to shareholder               -               -                   -           (5,846)             (5,846)
   Net income                                  -               -                   -           96,817              96,817
   Unrealized losses on equity
     securities, net of deferred
     Federal income tax                        -               -              (5,524)               -              (5,524)
                                       ---------      -----------     --------------       ----------       -------------
   Balance, end of year                 $  3,815         311,753              90,524        1,024,150           1,430,242
                                       =========      ===========     ==============       ==========       =============

1993:
   Balance, beginning of year              3,815         311,753              90,524        1,024,150           1,430,242
   Capital contributions                       -         111,000                   -                -             111,000
   Dividends paid to shareholder               -               -                   -          (17,805)            (17,805)
   Net income                                  -               -                   -          211,508             211,508
   Unrealized losses on equity
     securities, net of deferred
     Federal income tax                        -               -             (83,777)               -             (83,777)
                                       ---------      -----------     --------------       ----------       -------------
   Balance, end of year                 $  3,815         422,753               6,747        1,217,853           1,651,168
                                       =========      ===========     ==============       ==========       =============

1994:
   Balance, beginning of year              3,815         422,753               6,747        1,217,853           1,651,168
   Capital contribution                        -         200,000                   -                -             200,000
   Net income                                  -               -                   -          183,726             183,726
   Adjustment for change in
     accounting for certain
     investments in debt and
     equity securities, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax (note 3)               -               -             216,915                -             216,915
  Unrealized losses on securities
     available-for-sale, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax                        -               -            (343,330)               -            (343,330)
                                       ---------      -----------     --------------       ----------       -------------
  Balance, end of year                 $   3,815         622,753            (119,668)       1,401,579           1,908,479
                                       =========      ===========     ==============       ==========       =============



See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                              1994             1993             1992
                                                                           ----------       ----------       ----------
Cash flows from operating activities:
  Net income                                                               $  183,726          211,508           96,817
  Adjustments to reconcile net income to net cash provided by operating activities:
      Capitalization of deferred policy acquisition costs                    (264,434)        (191,994)        (177,928)
      Amortization of deferred policy acquisition costs                        94,744          102,134           99,197
      Amortization and depreciation                                             6,207           11,156            5,607
      Realized losses (gains) on invested assets, net                          15,949         (113,648)          19,092
      Deferred Federal income tax benefit                                      (2,166)          (6,006)         (13,105)
      Increase in accrued investment income                                   (29,654)         (4,218)          (11,518)
      (Increase) decrease in other assets                                    (112,566)        (549,277)           6,132
      Increase in policyholder account balances                             1,038,641          509,370           19,087
      Increase in policyholders' dividend accumulations                        15,372           17,316           18,708
      Increase (decrease) in accrued Federal income tax payable                   832           16,838          (15,723)
      Increase in other liabilities                                            17,826           26,958           73,512
      Other, net                                                              (19,303)         (11,745)         (10,586)
                                                                           ----------       ----------       ----------
        Net cash provided by operating activities                             945,174           18,392          109,292
                                                                           ----------       ----------       ----------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                     579,067                -                -
  Proceeds from sale of securities available-for-sale                         247,876          247,502           27,844
  Proceeds from maturity of fixed maturities held-to-maturity                 516,003        1,192,093        1,030,397
  Proceeds from sale of fixed maturities                                            -           33,959          123,422
  Proceeds from repayments of mortgage loans on real estate                   220,744          146,047          259,659
  Proceeds from sale of real estate                                            46,713           23,587           22,682
  Proceeds from repayments of policy loans and
     sale of other invested assets                                            134,998           59,643           99,189
  Cost of securities available-for-sale acquired                           (2,569,672)         (12,550)         (12,718)
  Cost of fixed maturities held-to-maturity acquired                         (675,835)      (2,016,831)      (2,687,975)
  Cost of mortgage loans on real estate acquired                             (627,025)        (475,336)        (654,403)
  Cost of real estate acquired                                                (15,962)          (8,827)        (137,843)
  Policy loans issued and other invested assets acquired                     (118,012)         (76,491)         (97,491)
                                                                           ----------       ----------       ----------
      Net cash used in investing activities                                (2,261,105)        (887,204)      (2,027,620)
                                                                           ----------       ----------       ----------

Cash flows from financing activities:
  Proceeds from capital contributions                                         200,000          111,000                -
  Dividends paid to shareholder                                                     -          (17,805)          (5,846)
  Increase in universal life and investment product account balances        3,640,958        2,249,740        2,468,236
  Decrease in universal life and investment product account balances       (2,449,580)      (1,458,504)        (575,180)
                                                                           ----------       ----------       ----------
      Net cash provided by financing activities                             1,391,378          884,431        1,887,210
                                                                           ----------       ----------       ----------

Net increase (decrease) in cash and cash equivalents                           75,447           15,619          (31,118)

Cash and cash equivalents, beginning of year                                   63,632           48,013           79,131
                                                                           ----------       ----------       ----------
Cash and cash equivalents, end of year                                     $  139,079           63,632           48,013
                                                                           ==========       ==========       ==========



See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                   Notes to Consolidated Financial Statements
                        December 31, 1994, 1993 and 1992
                                (000 s omitted)

(1)     Organization and Description of Business
        ----------------------------------------
        Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Corp.). Wholly-owned subsidiaries of NLIC include Financial Horizons Life Insurance Company (FHLIC), West Coast Life Insurance Company (WCLIC), National Casualty Company and subsidiaries (NCC), Nationwide Financial Services, Inc. (NFS), and effective December 31, 1994, Employers Life Insurance Company of Wausau and subsidiary (ELICW). NLIC and its subsidiaries are collectively referred to as "the Company".

        NLIC, FHLIC, WCLIC and ELICW are life and accident and health insurers and NCC is a property and casualty insurer. The Company is licensed in all 50 states, the District of Columbia, the Virgin Islands and Puerto Rico. The Company offers a full range of life, health and annuity products through exclusive agents and other distribution channels and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

        The following is a description of the most significant risks facing life and health insurers and how the Company mitigates those risks:

            LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

            CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

            INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)     Summary of Significant Accounting Policies
        ------------------------------------------
        The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See note 4.

        In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

        The estimates susceptible to significant change are those used in determining the liability for future policy benefits and claims and those used in determining valuation allowances for mortgage loans on real estate and real estate. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


                 (a) Consolidation Policy
                     --------------------

                     The December 31, 1994, 1993 and 1992 consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries FHLIC, WCLIC, NCC and NFS. The December 31, 1994 consolidated balance sheet also includes the accounts of ELICW, which was acquired by NLIC effective December 31, 1994. See Note 14. All significant intercompany balances and transactions have been eliminated.

                 (b) Valuation of Investments and Related Gains and Losses
                     -----------------------------------------------------

                     Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards, and accordingly, fixed maturity securities were carried at amortized cost, adjusted for amortization of premium or discount, since the Company had both the ability and intent to hold those securities until maturity. Equity securities were carried at fair value with the unrealized gains and losses, net of deferred Federal income tax, reported as a separate component of shareholder's equity.

                     In May 1993, the Financial Accounting Standards Board
                     (FASB) issued STATEMENT OF FINANCIAL ACCOUNTING
                     STANDARDS NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (SFAS 115). SFAS 115 requires fixed maturities and equity securities to be classified as either held-to-maturity, available-for-sale, or trading. The Company has no trading securities. The Company adopted SFAS 115 as of January 1, 1994, with no effect on consolidated net income. See note 3 regarding the effect on consolidated shareholder's equity.

                     Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized.

                     Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Loans in foreclosure and loans considered in-substance foreclosed as of the balance sheet date are placed on non-accrual status and written down to the fair value of the existing property to
                     derive a new cost basis.   Real estate is carried at
                     cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances.

                     Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

                     In May, 1993, the FASB issued STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN (SFAS 114). SFAS 114, which was amended by STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND
                     DISCLOSURE in October, 1994, requires the measurement of impaired loans be based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The impact on the consolidated financial statements of adopting SFAS 114 as amended is not expected to be material. Previously issued consolidated financial statements shall not be restated. The Company will adopt SFAS 114 as amended in 1995.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



                 (c) Revenues and Benefits
                     ---------------------

                     TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life, limited-payment life, term life and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due and collected. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                     UNIVERSAL LIFE AND INVESTMENT PRODUCTS: Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual and group deferred annuities, annuities without life contingencies and guaranteed investment contracts. Revenues for universal life and investment products consist of cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.

                     ACCIDENT AND HEALTH INSURANCE: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred.

                 (d) Deferred Policy Acquisition Costs
                     ---------------------------------

                     The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For traditional life and individual health insurance products, these deferred acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. For universal life and investment products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Beginning January 1, 1994, deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale. See note 2(b).

                 (e) Separate Accounts
                     -----------------

                     Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed.

                 (f) Future Policy Benefits
                     ----------------------

                     Future policy benefits for traditional life and individual health policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

                     Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

                     Future policy benefits and claims for group long-term disability policies are the present value (primarily discounted at 5.5%) of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health policies are not discounted.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

                 (g) Participating Business
                     ----------------------
                     Participating business represents approximately 45%
                     (48% in 1993 and 1992) of the Company's ordinary life insurance in force, 72% (72% in 1993; 71% in 1992)
                     of the number of policies in force, and 41% (45% in 1993 and 1992) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued. Dividend scales are approved by the Board of Directors.

                     Income attributable to participating policies in excess of policyholder dividends is accounted for as belonging to the shareholder. See note 13.

                 (h) Federal Income Tax
                     ------------------
                     NLIC, FHLIC, WCLIC and NCC file a consolidated Federal income tax return with Nationwide Mutual Insurance Company
                     (NMIC), the majority shareholder of Corp. Through 1994, ELICW filed a consolidated Federal income tax return with Employers Insurance of Wausau A Mutual Company.
                     Beginning in 1995, ELICW will file a separate Federal income tax return.

                     In 1993, the Company adopted STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 - ACCOUNTING FOR INCOME TAXES, which required a change from the deferred method of accounting for income tax of APB Opinion 11 to the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
                     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

                     Prior to 1993, the Company applied the deferred method of accounting for income tax which recognized deferred income tax for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred tax is not adjusted for subsequent changes in tax rates. See note 7.

                     The Company has reported the cumulative effect of the change in method of accounting for income tax in the 1993 consolidated statement of income. See note 3.

                 (i) Reinsurance Ceded
                     -----------------
                     Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

                 (j) Cash Equivalents
                     ----------------
                     For purposes of the consolidated statements of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

                 (k) Reclassification
                     ----------------
                     Certain items in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the 1994 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

(3)     Changes in Accounting Principles
        --------------------------------

        Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of a new accounting standard by the FASB as described in Note 2(b). As of January 1, 1994, the company classified fixed maturity securities with amortized cost and fair value of $6,593,844 and $7,024,736, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

           Excess of fair value over amortized cost of fixed maturity
              securities available-for-sale                                       $430,892
           Adjustment to deferred policy acquisition costs                         (97,177)
           Deferred Federal income tax                                            (116,800)
                                                                                  --------
                                                                                  $216,915
                                                                                  ========

        During 1993, the Company adopted accounting principles in connection with the issuance of two accounting standards by the FASB. The effect as of January 1, 1993, the date of adoption, has been recognized in the 1993 consolidated statement of income as the cumulative effect of changes in accounting principles, as follows:

           Asset/liability method of recognizing income tax (note 7)              $ 26,344
           Accrual method of recognizing postretirement benefits other
              than pensions (net of tax benefit of $11,296), (note 11)             (20,979)
                                                                                  --------
                  Net cumulative effect of changes in accounting principles       $  5,365
                                                                                  ========

(4)     Basis of Presentation
        ---------------------
        The consolidated financial statements have been prepared in accordance with GAAP. Annual Statements for NLIC and FHLIC, WCLIC, ELICW and NCC, filed with the Department ofInsurance of the State of Ohio, California Department of Insurance, Wisconsin Insurance Department and Michigan Bureau of Insurance, respectively, are prepared on the basis of accounting practices prescribed or permitted by such regulatory authorities. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

        The following reconciles the statutory net income of NLIC as reported to regulatory authorities to the net income as shown in the accompanying consolidated financial statements:

                                                                                     1994           1993            1992
                                                                                   --------        -------         -------
           Statutory net income                                                    $ 76,532        185,943          33,812
           Adjustments to restate to the basis of GAAP:
                 Consolidating statutory net income of subsidiaries                  14,350         19,545          21,519
                 Increase in deferred policy acquisition costs, net                 167,166         89,860          78,731
                 Future policy benefits                                             (76,310)       (70,640)        (63,355)
                 Deferred Federal income tax (expense) benefit                       (9,657)       (31,634)         13,660
                 Equity in earnings of affiliates                                     1,013          7,121           4,618
                 Valuation allowances and other than temporary
                   declines accounted for directly in surplus                         6,275         (6,638)          3,402
                 Interest maintenance reserve                                        (7,332)        13,754           7,588
                 Cumulative effect of changes in accounting principles,
                   net of tax                                                             -          5,365               -
                 Other, net                                                          11,689         (1,168)         (3,158)
                                                                                   --------        -------         -------
                    Net income per accompanying consolidated
                       statements of income                                        $183,726        211,508          96,817
                                                                                   ========        =======         =======

                                       66

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The following reconciles the statutory capital shares and surplus of NLIC as reported to regulatory authorities to the shareholder's equity as shown in the accompanying consolidated financial statements:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Statutory capital shares and surplus                                    $1,262,861        992,631        647,307
           Add (deduct) cumulative effect of adjustments:
                 Deferred policy acquisition costs                                  1,064,159        811,944        722,084
                 Nonadmitted assets and furniture and equipment charged to
                   income in the year of acquisition, net of accumulated
                   depreciation                                                        16,120         22,573         15,712
                 Asset valuation reserve                                              153,387        105,596        138,727
                 Interest maintenance reserve                                          18,843         21,069          7,315
                 Future policy benefits                                              (310,302)      (238,231)      (167,591)
                 Deferred Federal income tax, including effect of changes in
                   accounting principles in 1993                                       36,515        (31,659)       (82,724)
                 Cumulative effect of change in accounting principles for
                   postretirement benefits other than pensions, gross                       -        (32,275)             -
                 Difference between amortized cost and fair value of fixed
                  maturity securities available-for-sale, gross                      (272,959)             -              -
                 Other, net                                                           (60,145)          (480)       149,412
                                                                                   ----------     ----------     ----------
                     Shareholder's equity per accompanying consolidated
                        balance sheets                                             $1,908,479      1,651,168      1,430,242
                                                                                   ==========     ==========     ==========

(5)     Investments
        -----------

        An analysis of investment income by investment type follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Gross investment income:
               Securities available-for-sale:
                 Fixed maturities                                                  $  674,346              -              -
                 Equity securities                                                        550          7,230          6,949
               Fixed maturities held-to-maturity                                      193,009        800,255        754,876
               Mortgage loans on real estate                                          376,783        364,810        334,769
               Real estate                                                             40,280         39,684         27,410
               Short-term                                                               6,990          5,080          7,298
               Other                                                                   42,831         33,832         30,717
                                                                                   ----------       --------       --------
                     Total investment income                                        1,334,789      1,250,891      1,162,019
           Less investment expenses                                                    45,288         46,465         41,862
                                                                                   ----------     ----------     ----------
                     Net investment income                                         $1,289,501      1,204,426      1,120,157
                                                                                   ==========     ==========     ==========


        An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Securities available-for-sale:
              Fixed maturities                                                    $  (703,851)             -              -
              Equity securities                                                        (1,990)      (128,837)        (9,195)
           Fixed maturities held-to-maturity                                         (421,427)       223,392         17,774
                                                                                  -----------       --------       --------
                                                                                  $(1,127,268)        94,555          8,579
                                                                                  ===========       ========       ========


               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



        An analysis of realized gains (losses) on investments by investment type follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Realized on disposition of investments:
             Securities available-for-sale:
                Fixed maturities                                                     $(13,720)             -              -
                Equity securities                                                       1,427        129,728          7,215
             Fixed maturities                                                               -         21,159         13,399
             Mortgage loans on real estate                                            (16,130)       (17,763)       (30,334)
             Real estate and other                                                      5,765        (12,813)       (12,997)
                                                                                   ----------       --------       --------
                                                                                      (22,658)       120,311        (22,717)
                                                                                   ----------       --------       --------


           Valuation allowances:
             Securities available-for-sale:
                Fixed maturities                                                        6,600              -              -
             Fixed maturities                                                               -           (934)         1,792
             Mortgage loans on real estate                                             (4,332)       (10,478)        (5,969)
             Real estate and other                                                      4,006          4,774          7,579
                                                                                   ----------       --------       --------
                                                                                        6,274         (6,638)         3,402
                                                                                   ----------       --------       --------
                                                                                     $(16,384)       113,673        (19,315)
                                                                                   ==========       ========       ========

        The amortized cost and estimated fair value of securities available-for-sale and fixed maturities held-to-maturity were as follows as of December 31, 1994:

                                                                                    Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                 -----------       ----------     ----------       ----------
          Securities available-for-sale
          -----------------------------
            Fixed maturities:
              US Treasury securities and obligations of US
                government corporations and agencies              $  393,156           1,794         (18,941)         376,009
              Obligations of states and political
                subdivisions                                           2,202              55             (21)           2,236
              Debt securities issued by foreign governments          177,910             872          (9,205)         169,577
              Corporate securities                                 4,201,738          50,405        (128,698)       4,123,445
              Mortgage-backed securities                           3,543,859          18,125        (187,345)       3,374,639
                                                                 -----------       ----------     ----------       ----------
                  Total fixed maturities                           8,318,865          71,251        (344,210)       8,045,906
            Equity securities                                         18,373           6,636            (296)          24,713
                                                                 -----------       ----------     ----------       ----------
                                                                  $8,337,238          77,887        (344,506)       8,070,619
                                                                 ===========       ==========     ==========       ==========

          Fixed maturity securities held-to-maturity
          ------------------------------------------
              Obligations of states and political
                subdivisions                                      $   11,613              92            (255)          11,450
              Debt securities issued by foreign governments           16,131             111             (39)          16,203
              Corporate securities                                 3,661,043          34,180        (120,566)       3,574,657
                                                                 -----------       ----------     ----------       ----------
                                                                  $3,688,787          34,383        (120,860)       3,602,310
                                                                 ===========       ==========     ==========       ==========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The amortized cost and estimated fair value of investments of fixed maturity securities were as follows as of December 31, 1993:

                                                                                    Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                 -----------       ----------     ----------       ----------
               US Treasury securities and obligations of US
                 government corporations and agencies            $   287,738          18,204          (392)           305,550
               Obligations of states and political
                 subdivisions                                         16,519           2,700            (5)            19,214
               Debt securities issued by foreign governments         137,092           7,719        (1,213)           143,598
               Corporate securities                                6,819,355         647,778       (15,648)         7,451,485
               Mortgage-backed securities                          2,860,274         121,721       (15,022)         2,966,973
                                                                 -----------       ----------     ----------       ----------
                                                                 $10,120,978         798,122       (32,280)        10,886,820
                                                                 ===========       ==========     ==========       ==========

        As of December 31, 1993 the net unrealized gain on equity securities, before providing for deferred Federal income tax, was $8,330, comprised of gross unrealized gains of $8,345 and gross unrealized losses of $15.

        The amortized cost and estimated fair value of fixed maturity securities available-for-sale and fixed maturity securities held-to-maturity as of December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Amortized          Estimated
                                                                        cost            fair value
                                                                     ----------         -----------
           Fixed maturity securities available-for-sale
           --------------------------------------------
           Due in one year or less                                   $  294,779            294,778
           Due after one year through five years                      2,553,825          2,490,886
           Due after five years through ten years                     1,382,311          1,327,089
           Due after ten years                                          544,091            558,514
                                                                     ----------         -----------
                                                                      4,775,006          4,671,267
           Mortgage-backed securities                                 3,543,859          3,374,639
                                                                     ----------         -----------
                                                                     $8,318,865          8,045,906
                                                                     ==========         ===========

           Fixed maturity securities held-to-maturity
           ------------------------------------------
           Due in one year or less                                   $  333,517            333,000
           Due after one year through five years                      1,953,179          1,942,260
           Due after five years through ten years                     1,080,069          1,013,083
           Due after ten years                                          322,022            313,967
                                                                     ----------         -----------
                                                                     $3,688,787          3,602,310
                                                                     ==========         ===========

        Proceeds from the sale of securities available-for-sale during 1994 were $247,876, while proceeds from sales of investments in fixed maturity securities during 1993 were $33,959 ($123,422 during 1992). Gross gains of $3,406 ($2,413 in 1993 and $3,194 in 1992) and gross losses of $21,866 ($39 in 1993 and $513 in 1992) were realized on those sales.

        Investments that were non-income producing for the twelve month period preceding December 31, 1994 amounted to $11,513 ($13,158 for 1993) and consisted of $11,111 ($10,907 in 1993) in real estate and $402 ($2,251 in 1993) in other long-term investments.

        Real estate is presented at cost less accumulated depreciation of $29,275 in 1994 ($24,717 in 1993) and valuation allowances of $27,330 in 1994 ($31,357 in 1993). Other valuation allowances are $0 in 1994 ($6,680 in 1993) on fixed maturities and $47,892 in 1994 ($42,350 in
        1993) on mortgage loans on real estate.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The Company generally initiates foreclosure proceedings on all mortgage loans on real estate delinquent sixty days. Foreclosures of mortgage loans on real estate were $37,187 in 1994 ($39,281 in 1993) and mortgage loans on real estate in process of foreclosure or in-substance foreclosed as of December 31, 1994 totaled $19,878 ($24,658 as of December 31, 1993), which approximates fair value.

        Investments with an amortized cost of $11,137 and $11,383 as of December 31, 1994 and 1993, respectively, were on deposit with various regulatory agencies as required by law.

(6)     Future Policy Benefits and Claims
        ---------------------------------
        The liability for future policy benefits for traditional life and individual health policies has been established based upon the following assumptions:

           Interest rates:  Interest rates vary as follows:

                  Year of issue                                   Life                                     Health
                  -------------                                   ----                                     ------
                  1994                7.2 %, not graded - permanent contracts with loan provisions;         5.0%
                                      6.0%, not graded - all other contracts
                  1984-1993           7.4% to 10.5%, not graded                                             5.0% to 6%
                  1966-1983           6% to 8.1%, graded over 20 years to 4% to 6.6%                        3.5% to 6%
                  1965 and prior      generally lower than post 1965 issues                                 3.5% to 4%

           Withdrawals: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

           Mortality: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

        The liability for future policy benefits for investment contracts (approximately 81% and 80% of the total liability for future policy benefits as of December 31, 1994 and 1993, respectively) has been established based on policy term, interest rates and various contract provisions. The average interest rate credited on investment product policies was 6.5%, 7.0% and 7.5% for the years ended December 31, 1994, 1993 and 1992, respectively.

        Future policy benefits and claims for group long-term disability policies are the present value (primarily discounted at 5.5%) of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health policies are not discounted.

        Activity in the liability for unpaid claims and claim adjustment expenses is summarized for the years ended December 31:

                                                                  1994           1993           1992
                                                                ---------      --------       --------
           Balance as of January 1                              $591,258        760,312        672,581
              Less reinsurance recoverables                      429,798        547,786        445,934
                                                                ---------      --------       --------
                    Net balance as of January 1                  161,460        212,526        226,647
                                                                ---------      --------       --------
           Incurred related to:
              Current year                                       273,299        309,721        360,545
              Prior years                                        (26,156)       (26,248)       (17,433)
                                                                ---------      --------       --------
                 Total incurred                                  247,143        283,473        343,112
                                                                ---------      --------       --------
           Paid related to:
              Current year                                       175,700        208,978        226,886
              Prior years                                         73,889        125,561        130,347
                                                                ---------      --------       --------
                 Total paid                                      249,589        334,539        357,233
                                                                ---------      --------       --------
           Unpaid claims of ELICW (note 14)                       40,223              -              -
                                                                ---------      --------       --------
                    Net balance as of December 31                199,237        161,460        212,526

              Plus reinsurance recoverables                      457,694        429,798        547,786
                                                                ---------      --------       --------
           Balance as of December 31                            $656,931        591,258        760,312
                                                                ========       ========       ========

                                       70

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        As a result of changes in estimates for insured events of prior years, the provision for claims and claim adjustment expenses decreased in each of the three years ended December 31, 1994 due to lower-than-anticipated costs to settle accident and health claims.

(7)     Federal Income Tax
        ------------------

        Prior to 1984, the Life Insurance Company Income Tax Act of 1959 as amended by the Deficit Reduction Act of 1984 (DRA), permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in the Policyholders' Surplus Account (PSA). Management considers the likelihood of distributions from the PSA to be remote; therefore, no Federal income tax has been provided for such distributions in the consolidated financial statements. The DRA eliminated any additional deferrals to the PSA. Any distributions from the PSA, however, will continue to be taxable at the then current tax rate. The balance of the PSA is approximately $35,344 as of December 31, 1994.

        The Company adopted STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 - ACCOUNTING FOR INCOME TAXES (SFAS 109), as of January 1, 1993. See note 3. The 1992 consolidated financial statements have not been restated to apply the provisions of SFAS 109.

        The significant components of deferred income tax expense for the years ended December 31 are as follows:

                                                                       1994           1993
                                                                      ------         ------
           Deferred income tax expense (exclusive of the
              effects of other components listed below)               $9,657         29,930
           Adjustments to deferred income tax assets and
              liabilities for enacted changes in tax laws
              and rates                                                    -          1,704
                                                                      ------         ------
                                                                      $9,657         31,634
                                                                      ======         ======

        For the year ended December 31, 1992, the deferred income tax benefit results from timing differences in the recognition of income and expense for income tax and financial reporting purposes.
        The primary sources of those timing differences were deferred policy acquisition costs (deferred expense of $16,457) and reserves for future policy benefits (deferred benefit of $32,045).

        Total Federal income tax expense for the years ended December 31, 1994, 1993 and 1992 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:


                                                                 1994                        1993                  1992
                                                                 ----                        ----                  ----
                                                          Amount        %           Amount        %           Amount      %
                                                         -------       ----        --------      ----        -------     ----
           Computed (expected) tax expense               $95,631       35.0        $109,515      35.0        $44,390     34.0
           Tax exempt interest and dividends
              received deduction                            (194)      (0.1)         (2,322)     (0.7)        (4,172)    (3.2)
           Current year increase in U.S. Federal
              income tax rate                                  -          -           1,704       0.5              -        -
           Real estate valuation allowance
              adjustment                                       -          -               -         -         (3,463)    (2.7)
           Other, net                                     (5,933)      (2.1)         (2,139)     (0.7)        (3,013)    (2.3)
                                                         -------       ----        --------      ----        -------     ----
                 Total (effective rate of each
                   year)                                 $89,504       32.8        $106,758      34.1        $33,742     25.8
                                                         =======       ====        ========      ====        =======     ====

        Total Federal income tax paid was $87,576, $58,286 and $63,124 during the years ended December 31, 1994, 1993 and 1992, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1994 and 1993 are as follows:

                                                                              1994            1993
                                                                            --------        ---------
           Deferred tax assets:
              Future policy benefits                                        $124,044          129,995
              Fixed maturity securities available-for-sale                    95,536                -
              Liabilities in Separate Accounts                                94,783           64,722
              Mortgage loans on real estate and real estate                   25,632           24,020
              Other policyholder funds                                         7,137            7,759
              Other assets and other liabilities                              57,528           41,390
                                                                            --------        ---------
                Total gross deferred tax assets                              404,660          267,886
                                                                            --------        ---------


           Deferred tax liabilities:
              Deferred policy acquisition costs                              317,224          243,731
              Fixed maturities, equity securities and other
                 long-term investments                                         3,620           11,137
              Other                                                           47,301           44,677
                                                                            --------        ---------
                Total gross deferred tax liabilities                         368,145          299,545
                                                                            --------        ---------
                      Net deferred tax asset (liability)                    $ 36,515          (31,659)
                                                                            ========        =========

        The Company has determined that valuation  allowances are not necessary as of December 31, 1994 and 1993 and January 1, 1993 (date of adoption of SFAS 109) based on its analysis of future deductible
        amounts.   All future deductible amounts can be offset by future
        taxable amounts or recovery of Federal income tax paid within the statutory carryback period. In addition, for future deductible amounts for securities available-for-sale, affiliates of the Company which are included in the same consolidated Federal income tax return hold investments that could be sold for capital gains that could offset capital losses realized by the Company should securities available-for-sale be sold at a loss.

(8)     Disclosures about Fair Value of Financial Instruments
        -----------------------------------------------------

        STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

        These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

        Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on insurance contracts are provided to make the fair value disclosures more meaningful.

        The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The following methods and assumptions were used by the Company in estimating its fair value disclosures:

           CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximate their fair value.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



           INVESTMENT SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available.
           For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

           SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices.
           The fair value of liabilities related to Separate Accounts is the amount payable on demand.

           MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is valued at the estimated fair value of the underlying collateral.

           INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

           POLICY RESERVES ON INSURANCE CONTRACTS: Included are disclosures for individual life, universal life and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

           POLICYHOLDERS DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER
           FUNDS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

        Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on insurance contracts were as follows as of December 31:

                                                                    1994                             1993
                                                                    ----                             ----
                                                       Carrying         Estimated        Carrying         Estimated
                                                        amount         fair value         amount         fair value
                                                      -----------      -----------      -----------      -----------
        Assets
        ------
        Investments:
          Securities available-for-sale:
            Fixed maturities                          $ 8,045,906        8,045,906                -                -
            Equity securities                              24,713           24,713           16,593           16,593
          Fixed maturities held-to-maturity             3,688,787        3,602,310       10,120,978       10,886,820
          Mortgage loans on real estate                 4,222,284        4,173,284        3,871,560        4,175,271
          Policy loans                                    340,491          340,491          315,898          315,898
          Short-term investments                          131,643          131,643           41,797           41,797
        Cash                                                7,436            7,436           21,835           21,835
        Assets held in Separate Accounts               12,222,461       12,222,461        9,006,388        9,006,388

        Liabilities
        -----------
        Investment contracts                           12,189,894       11,657,556       10,332,661       10,117,288
        Policy reserves on insurance contracts          3,170,085        2,934,384        2,945,120        2,873,503
        Policyholders' dividend accumulations             338,058          338,058          322,686          322,686
        Other policyholder funds                           72,770           72,770           71,959           71,959
        Liabilities related to Separate Accounts       12,222,461       11,807,331        9,006,388        8,714,586

                                       73

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



(9)     Additional Financial Instruments Disclosures
        --------------------------------------------

        FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

        Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $243,200 extending into 1995 were outstanding as of December 31, 1994.

        SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 22% (23% in 1993) in any geographic area and no more than 2%
        (2% in 1993) with any one borrower. The summary below depicts loans by remaining principal balance as of each December 31:

                                                                                                 Apartment
                                                Office            Warehouse       Retail          & other           Total
                                               --------           ---------      ---------       ---------        ----------
             1994:
               East North Central              $109,233            103,499         540,686         191,489           944,907
               East South Central                24,298             10,803         127,845          76,897           239,843
               Mountain                           3,150             13,770         140,358          39,682           196,960
               Middle Atlantic                   61,299             53,285         140,847          30,111           285,542
               New England                       10,536             43,282         139,131               4           192,953
               Pacific                          195,393            210,930         397,911          68,768           873,002
               South Atlantic                    87,150             81,576         424,150         210,354           803,230
               West North Central               127,760             11,766          80,854           4,738           225,118
               West South Central                51,013             84,796         184,923         194,788           515,520
                                               --------           ---------      ---------       ---------        ----------
                                               $669,832            613,707       2,176,705         816,831         4,277,075
                                               ========           =========      =========       =========
                  Less valuation allowances and unamortized discount                                                  54,791
                                                                                                                  ----------
                       Total mortgage loans on real estate, net                                                   $4,222,284
                                                                                                                  ==========
             1993:
               East North Central              $109,208           108,478          470,755         158,964           847,405
               East South Central                27,562             1,460          117,341          69,991           216,354
               Mountain                           3,228             4,742          105,560          23,065           136,595
               Middle Atlantic                   56,664            52,766          132,821          15,414           257,665
               New England                       10,565            48,398          142,530               8           201,501
               Pacific                          174,409           185,116          389,428          65,497           814,450
               South Atlantic                   112,640            58,165          391,102         238,337           800,244
               West North Central               104,933            13,458           78,408           3,917           200,716
               West South Central                50,955            47,103          183,420         161,033           442,511
                                               --------           ---------        -------       ---------        ----------
                                               $650,164           519,686        2,011,365         736,226         3,917,441
                                               ========           =========      =========       =========
                  Less valuation allowances and unamortized discount                                                  45,881
                                                                                                                  ----------
                       Total mortgage loans on real estate, net                                                   $3,871,560
                                                                                                                  ==========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(10)    Pension Plan
        ------------

        NLIC, FHLIC, WCLIC, NCC, and NFS participate together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of any three consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

        Pension costs charged to operations by the Company during the years ended December 31, 1994, 1993 and 1992 were $10,451, $6,702 and
        $4,613, respectively.

        The Company's net accrued pension expense as of December 31, 1994 and 1993 was $1,836 and $1,472, respectively.

        The net periodic pension cost for the plan as a whole for the years ended December 31, 1994, 1993 and 1992 follows:

                                                                       1994             1993             1992
                                                                     --------         --------         --------
            Service cost (benefits earned during the period)          $64,740           47,694           44,343
            Interest cost on projected benefit obligation              73,951           70,543           68,215
            Actual return on plan assets                              (21,495)        (105,002)         (62,307)
            Net amortization and deferral                             (62,150)          20,832          (24,281)
                                                                     --------         --------         --------
               Net periodic pension cost                              $55,046           34,067           25,970
                                                                     ========         ========         ========

        Basis for measurements, net periodic pension cost:

            Weighted average discount rate                               5.75%           6.75%            7.25%
            Rate of increase in future compensation levels               4.50%           4.75%            5.25%
            Expected long-term rate of return on plan assets             7.00%           7.50%            8.00%

        Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:

                                                                                1994             1993
                                                                             ----------       ----------
                     Accumulated benefit obligation:
                        Vested                                               $  914,850          972,475
                        Nonvested                                                 7,570           10,227
                                                                             ----------       ----------
                                                                             $  922,420          982,702
                                                                             ==========       ==========
                     Projected benefit obligation for
                        services rendered to date                             1,305,547        1,292,477
                     Plan assets at fair value                                1,241,771        1,208,007
                                                                             ----------       ----------
                     Plan assets less than projected benefit
                        obligation                                              (63,776)         (84,470)
                     Unrecognized prior service cost                             46,201           49,551
                     Unrecognized net losses                                     39,408           55,936
                     Unrecognized net assets at January 1, 1987                 (21,994)         (24,146)
                                                                             ----------       ----------
                          Net accrued pension expense                        $     (161)          (3,129)
                                                                             ==========       ==========

                 Basis for measurements, funded status of plan:

                     Weighted average discount rate                               7.50%            5.75%
                     Rate of increase in future compensation levels               6.75%            4.50%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(11)    Postretirement Benefits Other Than Pensions
        -------------------------------------------

        In addition to the defined benefit pension plan, NLIC, FHLIC, WCLIC, NCC and NFS participate with other affiliated companies in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement life insurance contributions are based on age and coverage amount of each retiree. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution amount annually for expected health care inflation. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. The Company began funding in 1994. Plan assets are invested in group annuity contracts of NLIC.

        Effective January 1, 1993, the Company adopted the provisions of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 106 - EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (SFAS 106), which requires the accrual method of accounting for postretirement life and health care insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits. Postretirement benefit cost for 1992, which was recorded on a cash basis, has not been restated.

        The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation as of January 1, 1993. Accordingly, a noncash charge of $32,275 ($20,979 net of related income tax benefit) was recorded in the consolidated statement of income as a
        cumulative effect of a change in accounting principle.   See note 3.
        The adoption of SFAS 106, including the cumulative effect of the change in accounting principle, increased the expense for postretirement benefits by $35,277 to $36,544 in 1993. Net periodic postretirement benefit cost for 1994 was $4,627. The Company's accrued postretirement benefit obligation as of December 31, 1994 and 1993 was $36,001 and $35,277, respectively.

        Actuarial assumptions for the measurement of the December 31, 1994 accumulated postretirement benefit obligation include a discount rate of 8% and an assumed health care cost trend rate of 11%, uniformly declining to an ultimate rate of 6% over 12 years.

        Actuarial assumptions for the measurement of the December 31, 1993 accumulated postretirement benefit obligation and the 1994 net periodic postretirement benefit cost include a discount rate of 7% and an assumed health care cost trend rate of 12%, uniformly declining to an ultimate rate of 6% over 12 years.

        Actuarial assumptions used to determine the accumulated postretirement benefit obligation as of January 1, 1993 and the 1993 net periodic postretirement benefit cost include a discount rate of 8% and an assumed health care cost trend rate of 14%, uniformly declining to an ultimate rate of 6% over 12 years.

        Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:

                                                                                             1994             1993
                                                                                          ---------        ---------
           Accumulated postretirement benefit obligation:
              Retirees                                                                    $  76,677           90,312
              Fully eligible, active plan participants                                       22,013           24,833
              Other active plan participants                                                 59,089           84,103
                                                                                          ---------        ---------
                 Accumulated postretirement benefit obligation                              157,779          199,248
              Plan assets at fair value                                                      49,012                -
                                                                                          ---------        ---------
                 Plan assets less than accumulated postretirement benefit
                   obligation                                                              (108,767)        (199,248)
              Unrecognized net (gains) losses                                               (41,497)          15,128
                                                                                          ---------        ---------
                 Accrued postretirement benefit obligation                                $(150,264)        (184,120)
                                                                                          =========        =========

                                       76

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The amount of net periodic postretirement benefit cost for the plan as a whole for the years ended December 31, 1994 and 1993 is as follows:

                                                                                                   1994            1993
                                                                                                 -------         -------
           Net periodic postretirement benefit cost:
              Service cost - benefits attributed to employee service during the year             $ 8,586            7,090
              Interest cost on accumulated postretirement benefit obligation                      14,011           13,928
              Actual return on plan assets                                                        (1,622)               -
              Net amortization and deferral                                                        1,622                -
                                                                                                 -------           ------
                 Net periodic postretirement benefit cost                                        $22,597           21,018
                                                                                                 =======           ======

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 by $8,109 and $15,621, respectively, and the net periodic postretirement benefit cost for the years ended December 31, 1994 and 1993 by $866 and $2,377, respectively.

(12)    Portfolio Transfer of Credit Life and Credit Accident and Health

        On March 13, 1992, WCLIC entered into an assignment and assumption agreement with American Bankers Life Assurance Company of Florida (ABLAC) under which ABLAC assumed, by portfolio transfer, substantially all of WCLIC's credit life and accident and health policies in force as of January 1, 1992. A pre-tax loss of approximately $15,000 was recognized from this transaction in 1992. The loss represents approximately $34,000 of amortization of deferred policy acquisition costs, less approximately $27,000 in ceded commissions earned, plus death benefits incurred and other expenses. Under the terms defined in the assignment and assumption agreement, WCLIC is contingently liable for adverse development of claims activity up to a defined limit. As of December 31, 1994, WCLIC has provided for a contingent liability based on the development of claims experience through December 31, 1994. As of December 31, 1993, WCLIC had provided for the maximum contingent liability in the absence of conclusive claims experience development.

(13)    Regulatory Risk-Based Capital, Retained Earnings and Dividend
        Restrictions

        Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance subsidiaries exceed the minimum risk-based capital requirements.

        In accordance with the requirements of the New York statutes, the Company has agreed with the Superintendent of Insurance of that state that so long as participating policies and contracts are held by residents of New York, no profits on participating policies and contracts in excess of the larger of (a) ten percent of such profits or
        (b) fifty cents per year per thousand dollars of participating life insurance in force, exclusive of group term, at the year-end shall inure to the benefit of the shareholders. Such New York statutes further provide that so long as such agreement is in effect, such excess of profits shall be exhibited as "participating policyholders' surplus" in annual statements filed with the Superintendent and shall be used only for the payment or apportionment of dividends to participating policyholders at least to the extent required by statute or for the purpose of making up any loss on participating policies.

        In the opinion of counsel for the Company, the ultimate ownership of the entire surplus, however classified, of the Company resides with the shareholder, subject to the usual requirements under state laws and regulations that certain deposits, reserves and minimum surplus be maintained for the protection of the policyholders until all policy contracts are discharged.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        Based on the opinion of counsel with respect to the ownership of its surplus, the Company is of the opinion that the earnings attributable to participating policies in excess of the amounts paid as dividends to policyholders belong to the shareholder rather than the policyholders, and such earnings are so treated by the Company.

        The amount of shareholder's equity other than capital shares was $1,904,664, $1,647,353, and $1,426,427 as of December 31,
        1994, 1993 and 1992, respectively. The amount thereof not presently available for dividends to the shareholder due to the New York restrictions and to adjustments relating to GAAP was $929,934, $954,037 and $841,583 as of December 31, 1994, 1993 and 1992,
        respectively.

        Ohio law limits the payment of dividends to shareholders. The maximum dividend that may be paid by the Company without prior approval of the Director of the Department of Insurance of the State of Ohio is limited to the greater of statutory gain from operations of the preceding calendar year or 10% of statutory shareholder's surplus as of the prior December 31. Therefore, $1,707,110, of shareholder's equity, as presented in the accompanying consolidated financial statements, is restricted as to dividend payments in 1995.

        California law limits the payment of dividends to shareholders of WCLIC. The maximum dividend that may be paid by WCLIC without prior approval of the Commissioner of the State of California Department of Insurance is limited to the greater of WCLIC's statutory net income of the preceding calendar year or 10% of WCLIC's statutory shareholder's surplus as of the prior December 31. Therefore, $126,489 of WCLIC's shareholder's equity is restricted as to dividend payments in 1995.

        Wisconsin law limits the payment of dividends to shareholders of ELICW. The maximum dividend that may be paid by ELICW without prior approval of the Commissioner of the State of Wisconsin is limited to the greater of ELICW's statutory net income of the preceding calendar year or 10% of ELICW s statutory surplus as of the prior December 31, Therefore, $135,369 of ELICW's shareholder's equity is restricted as to dividend payments in 1995.

        Michigan law limits the payment of dividends to shareholders of NCC. The maximum dividend that may be paid by NCC without prior approval of the Commissioner of the State of Michigan Bureau of Insurance is limited to the greater of NCC's statutory net income, not including realized capital gains, of the preceding calendar year or 10% of NCC's statutory shareholder's surplus as of the prior December 31. Therefore, $66,564 of NCC's shareholder's equity is restricted as to dividend payments in 1995. In addition, prior approval is not required for a dividend which does not increase gross leverage to a point in excess of the United States consolidated industry average for the most recent available year.

(14)    Transactions With Affiliates
        ----------------------------
        Effective December 31, 1994, NLIC purchased all of the outstanding shares of ELICW from Wausau Service Corporation (WSC) for an amount approximating $165,000, subject to specified adjustments, if any, subsequent to year end. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. An accrual approximating $10,000 is reflected in the accompanying consolidated balance sheet. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC.

        The deferred compensation annuity line of business of the Company is primarily sold through Public Employees Benefit Services Corporation (PEBSCO). The Company paid PEBSCO commissions and administrative fees of $26,699, $22,681 and $20,146 in 1994, 1993 and
        1992, respectively.  PEBSCO is a wholly owned subsidiary of Corp.

        The Company and NEA Valuebuilder Investor Services, Inc. (NEAVIS) have contracted with the National Education Association (NEA) to provide individual annuity contracts to be marketed exclusively to members of the NEA. The Company paid NEAVIS a marketing development fee of $11,095, $9,229 and $6,426 in 1994, 1993 and 1992, respectively.
        NEAVIS is a wholly owned subsidiary of Corp.

        The Company shares home office, other facilities, equipment and common management and administrative services with affiliates.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



        The Company participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1994 and 1993 were not material.

        During 1993, the Company sold equity securities with a market value $194,515 to NMIC, resulting in a realized gain of $122,823. With the proceeds, the Company purchased securities with a market value of $194,139 and cash of $376 from NMIC.

        Intercompany reinsurance contracts exist between NLIC and NMIC, NLIC and WCLIC, NLIC and NCC, WCLIC and NMIC and WCLIC and
        ELICW as of December 31, 1994. These contracts are immaterial to the consolidated financial statements.

        NCC participates in several 100% quota share reinsurance agreements with NMIC. NCC serves as the licensed insurer as required for an affiliated excess and surplus lines company and cedes 100% of direct written premiums to NMIC. In 1989, NCC transferred 100% of assets and unearned premiums and loss reserves related to a discontinued block of assumed reinsurance to NMIC (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%). Effective January 1, 1993, NCC entered into a 100% quota share reinsurance agreement to cede to NMIC 100% of all written premiums not subject to any other reinsurance agreements.

        As a result of these agreements, and in accordance with STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 113 - ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT-DURATION AND LONG-DURATION CONTRACTS, the following amounts are included in the consolidated financial statements as of December 31, 1994 and 1993 for reinsurance ceded:

                                                                    1994             1993
                                                                  --------         --------
           Reinsurance recoverable                                $575,721          533,401
           Unearned premium reserves                              (118,092)        (102,644)
           Loss and claim reserves                                (371,974)        (352,303)
           Loss and expense reserves                               (85,655)         (78,454)
                                                                  --------         --------
                                                                  $      0                0
                                                                  ========         ========

        The ceding of reinsurance does not discharge the original insurer from primary liability to its policyholder. The insurer which assumes the coverage assumes the related liability and it is the practice of insurers to treat insured risks, to the extent of reinsurance ceded, as though they were risks for which the original insurer is not liable. Management believes the financial strength of NMIC reduces to an acceptable level any risk to NCC under these intercompany reinsurance agreements.

        The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash
        Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $92,531 and $28,683 at December 31, 1994 and 1993, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

(15)    Bank Lines of Credit
        --------------------

        As of December 31, 1994 and 1993, NLIC had $120,000 of confirmed but unused bank lines of credit which support a $100,000 commercial paper borrowing authorization. Additionally, NFS had $27,000 of confirmed but unused bank lines of credit.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued



(16)    Contingencies
        -------------

        The  Company is a defendant in various lawsuits.   In the
        opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(17)    Major Lines of Business
        -----------------------

        The Company operates in the life and accident and health lines of business in the life insurance and property and casualty insurance industries. Life insurance operations include whole life, universal life, variable universal life, endowment and term life insurance and annuity contracts issued to individuals and groups. Accident and health operations also provide coverage to individuals and groups.

        The following table summarizes the revenues and income before Federal income tax and cumulative effect of changes in accounting principles for the years ended December 31, 1994, 1993 and 1992 and assets as of December 31, 1994, 1993 and 1992, by line of business.

                                                                                  1994              1993             1992
                                                                              -----------       ----------       ----------
            Revenues:
                 Life insurance                                               $ 1,577,809        1,479,956        1,406,417
                 Accident and health                                              345,544          339,764          475,290
                 Investment income allocated to capital and surplus               122,847          214,806           51,611
                                                                              -----------        ---------        ---------
                      Total                                                   $ 2,046,200        2,034,526        1,933,318
                                                                              ===========        =========        =========
            Income before Federal income tax and cumulative
                effect of changes in accounting principles:
                 Life insurance                                                   141,650           83,917           78,627
                 Accident and health                                               13,220           15,043              436
                 Investment income allocated to capital and surplus               118,360          213,941           51,496
                                                                              -----------        ---------        ---------
                      Total                                                   $   273,230          312,901          130,559
                                                                              ===========        =========        =========
            Assets:
                 Life insurance                                                28,351,628       22,982,186       19,180,561
                 Accident and health                                              852,026          773,007          343,535
                 Capital and surplus                                            1,908,479        1,651,168        1,430,242
                                                                              -----------        ---------        ---------
                      Total                                                   $31,112,133       25,406,361       20,954,338
                                                                              ===========        =========        =========

        Included in life insurance revenues are premiums from certain annuities with life contingencies of $20,134 ($35,341 and $54,066 for the years ended December 31, 1993 and 1992, respectively) as well as universal life and investment product policy charges of $239,021 ($188,057 and $148,464 for the years ended December 31, 1993 and 1992 respectively) for the year ended December 31, 1994.

        Allocations of investment income and certain general expenses were based on a number of assumptions and estimates, and reported operating results would change by line if different methods were applied. Investment income and realized gains allocable to policyholders in 1994 were $1,193,292 and $1,775, respectively.

(18)    Subsequent Event
        ----------------

        On January 30, 1995, FHLIC received approval from the Ohio Secretary of State to change its name to Nationwide Life and Annuity Insurance Company.

                          PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 80 pages.

Representations and Undertakings.

Accountants' Consent

The Signatures.

The following exhibits required by Forms N-8B-2 and S-6:

1.  Power of Attorney dated April 5, 1995               An original Power of Attorney dated April 5, 1995 is
                                                        included with the Post-Effective Amendment No. 6 to the
                                                        Registration Statement on Form N-4 of NACo Variable
                                                        Account (File No. 33-33425, 811-5999).

2.  Resolution of the Depositor's Board of Directors    Included with the Registration Statement on Form N-8B-2 for
    authorizing the establishment of the Registrant,    the Nationwide VLI Separate Account-2, and hereby
    adopted                                             incorporated herein by reference.

3.  Distribution Contracts                              Included with the Registration Statement on Form N-8B-2
                                                        for the Nationwide VLI Separate Account-2, and hereby
                                                        incorporated herein by reference.
4.  Form of Security
5.  Articles of Incorporation of Depositor              Included with the Registration Statement on Form N-8B-2
                                                        for the Nationwide VLI Separate Account-2, and hereby
                                                        incorporated herein by reference.
6.  Application form of Security
7.  Opinion of Counsel


REPRESENTATIONS AND UNDERTAKINGS
--------------------------------

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES


      As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-2, has caused this Pre-Effective Amendment No. 2 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 29th day of December 1995.

                                        NATIONWIDE VLI SEPARATE ACCOUNT-2
                                        ---------------------------------
                                                  (Registrant)

                                        NATIONWIDE LIFE INSURANCE COMPANY
                                        ---------------------------------
                                                    (Sponsor)
(Seal)
Attest:
/s/ W. SIDNEY DRUEN                     By: /s/ JOSEPH P. RATH
------------------------                   ------------------------------
W. Sidney Druen                                   Joseph P. Rath
Assistant Secretary                         Vice President and Associate
                                                  General Counsel



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 29th day of December 1995.


               SIGNATURE                                      TITLE
LEWIS J. ALPHIN                                             Director
-------------------------
Lewis J. Alphin

WILLARD J. ENGEL                                            Director
-------------------------
Willard J. Engel

FRED C. FINNEY                                              Director
-------------------------
Fred C. Finney

PETER F. FRENZER                                   President/Chief Operating
-------------------------                             Officer and Director
Peter F. Frenzer

CHARLES L. FUELLGRAF, JR.                                   Director
-------------------------
Charles L. Fuellgraf, Jr.

HENRY S. HOLLOWAY                                    Chairman of the Board
-------------------------                                 and Director
Henry S. Holloway

D. RICHARD McFERSON                                 Chief Executive Officer
-------------------------                                 and Director
D. Richard McFerson

DAVID O. MILLER                                             Director
-------------------------
David O. Miller

C. RAY NOECKER                                              Director
-------------------------
C. Ray Noecker

ROBERT A. OAKLEY                                   Executive Vice President-
-------------------------                           Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                          Director               By:            JOSEPH P. RATH
-------------------------                                                              ------------------------------------
James F. Patterson                                                                      Joseph P. Rath, Attorney-in-Fact

ROBERT H. RICKEL                                            Director
-------------------------
Robert H. Rickel

ARDEN L. SHISLER                                            Director
-------------------------
Arden L. Shisler

ROBERT L. STEWART                                           Director
-------------------------
Robert L. Stewart

NANCY C. THOMAS                                             Director
-------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                             Director
-------------------------
Harold W. Weihl